UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20F/A
(Amendment No. 1)

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

DIAMEDICA INC.
(Exact Name of Registrant as Specified in Its charter)

Manitoba, Canada
(Jurisdiction of Incorporation or Organization)

One Carlson Parkway, Suite 124, Minneapolis, MN 55447, United States
(Address of Principal Executive Offices)

Rick Pauls
President & Chief Executive Officer
One Carlson Parkway, Suite 124,
Minneapolis, MN 55447
Telephone: (763) 710-4455
Email: rpauls@diamedica.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Stock Market LLC
Rights to Purchase Common Shares	NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report. Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]      No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [_]      No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [_]      No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [_]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]	International Financial Reporting Standards as issued [X]	Other [_]
by the International Accounting Standards Board

INTRODUCTION

All references in this registration statement to “the Company”, “DiaMedica”, “we”, “us”, or “our” refer to DiaMedica Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus summary—Implications of being an emerging growth company.”

CURRENCY TRANSLATION

Unless otherwise indicated, all references to “dollars” or the use of the symbol “$” are to Canadian dollars, and all references to “US dollars” or “US$” are to United States dollars. See “Exchange Rate Data” under Item 1 for relevant information about the rates of exchange between Canadian dollars and United States dollars.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, included in this registration statement are forward-looking statements. The words “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

The forward-looking statements contained in this registration statement include, but are not limited to, statements regarding our:

  Intention to commercialize our products for the treatment of diabetes and potential additional indications;
  Intention to develop any of our drugs either on our own or in partnership with others;
  Intention to carry out trials on our products for the treatment of diabetes and potential additional indications, and intention to publish the results thereof;
  Intention to obtain regulatory approval for our products;
  Expectations with respect to the cost of the testing and commercialization of our products;
  Sales and marketing strategy;
  Expectations regarding any future financings;
  Anticipated sources of revenue;
  Ability to obtain the substantial capital required to fund research and operations;
  Intentions regarding the protection of our intellectual property;
  Business strategy; and
  Intention with respect to dividends.

Our statements of “belief” in respect of our drug candidates are based primarily upon results derived to date from our preclinical and clinical research and development and our research and development program. We also use the term “demonstrated” in this registration statement to describe certain findings that we make arising from our research and development including any preclinical and clinical studies that we have conducted to date.

We believe that we have a reasonable scientific basis upon which we have made such statements of “belief” or arrived at such findings. It is not possible however to predict, based upon in vitro and/or animal studies, whether a new therapeutic agent or a second-generation compound will be proved to be safe and/or effective in humans and no conclusions should be drawn in that regard from what we state has been demonstrated by us to date. We cannot assure the reader that the particular results expected by us will occur.

Any forward-looking statements and statements of “belief” represent our estimates only as of the date of this registration statement and should not be relied upon as representing our estimates as of any subsequent date.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this registration statement including without limitation risks related to:

  Clinical trials and product development
  Regulatory matters
  Financing requirements and access to capital
  Our stage of development
  Competition
  Dependence on key personnel
  Our ability secure and protect our patents and proprietary rights
  Third party intellectual property infringement claims

We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as required by securities legislation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

Name	Business Address	Position
Rick Pauls	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Chairman of the Board, President & Chief Executive Officer
Michael Giuffre	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Director
Richard Pilnik	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Director
Dawson Reimer	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Director
Thomas Wellner	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Director
Dennis D. Kim	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Chief Medical Officer
James Parsons	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Vice President, Finance
Mark Robbins	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Vice President, Clinical & Regulatory Affairs
Mark Williams	DiaMedica Inc. One Carlson Parkway, Suite 124 Minneapolis, MN 55447	Vice President, Research

B. Advisers.

Our legal advisers are Fillmore Riley LLP with a business address at 1700 - 360 Main Street, Winnipeg, Manitoba, Canada, R3C 3Z3 and Dorsey & Whitney LLP with a business address at Suite 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K4.

C. Auditors.

Our auditors are KPMG LLP, Chartered Accountants, with a business address at One Lombard Place, Suite 2000, Winnipeg, Manitoba, R3B 0X3. KPMG LLP, Chartered Accountants, are members of the Institute of Chartered Accountants of Manitoba and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. KPMG LLP, Chartered Accountants, were first appointed as our auditors on May 14, 2001.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Prepared in accordance with International Financial Reporting Standards

The following tables summarize selected financial data as at and for the nine months ended September 30, 2013 and 2012 and for the fiscal years ended December 31, 2012, 2011 and 2010 prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. The financial information in the table below as at December 31, 2012, 2011 and 2010 and for the years then ended has been derived from our audited consolidated financial statements and related notes included in this registration statement. The financial information in the table below as at September 30, 2013 and for the nine months ended September 30, 2013 and 2012 has been derived from our unaudited financial statements included in this registration statement.

The selected financial data below should be read in conjunction with the financial statements included in this registration statement and with the information appearing in “Item 5. Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

Consolidated statement of loss and comprehensive loss data:	Nine months ended September 30, 2013 (unaudited)	Nine months ended September 30, 2012 (unaudited)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net sales	$ -	$ -	$ -	$ -	$ -
Net loss and comprehensive loss	$6,407,668	$6,959,171	$9,999,640	$6,746,915	$4,249,481
Loss from continuing operations per share	$0.12	$0.14	$0.20	$0.15	$0.15
Net loss per common share	$0.12	$0.14	$0.20	$0.15	$0.15
Net loss per common share	$0.12	$0.14	$0.20	$0.15	$0.15

Consolidated statement of financial position data:	As at September 30, 2013 (unaudited)	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010
Total assets	$1,531,489	$3,827,310	$6,459,677	$9,078,906
Net assets	$538,287	$2,253,057	$6,087,456	$8,524,717
Capital stock	$33,693,763	$30,119,600	$24,391,827	$21,549,456
Number of shares	55,740,685	50,534,443	46,960,943	43,315,943
Dividends declared per share	$ -	$ -	$ -	$ -

Exchange Rate Data

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this registration statement may vary. On January 21, 2013, the noon exchange rate for 1 Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was Cdn$1.00=US$ 0.9114.

$1 Canadian dollar equivalent in US dollars	High	Low	Average
Year ended December 31, 2009	0.9755	0.7653	0.8798
Year ended December 31, 2010	1.0069	0.9218	0.9657
Year ended December 31, 2011	1.0630	0.9383	1.0217
Year ended December 31, 2012	1.0371	0.9576	1.0010
Year ended December 31, 2013	1.0188	0.9314	0.9662
Nine months ended September 30, 2013	1.0188	0.9426	0.9728
July 2013	0.9761	0.9426	-
August 2013	0.9732	0.9462	-
September 2013	0.9803	0.9471	-
October 2013	0.9736	0.9527	-
November 2013	0.9617	0.9391	-
December 2013	0.9471	0.9314	-
January 1 to 21, 2014	0.9444	0.9104	-

B. Capitalization and Indebtedness

We are authorized to issue an unlimited number of common shares without par value. Common shareholders are entitled to receive dividends as declared by our board of directors in their discretion and are entitled to one vote per share at the annual general meeting. As at the date hereof, 58,809,095 common shares were issued and outstanding, and 5,649,254 common share purchase warrants were outstanding at a weighted average exercise price of $1.18.

As at the date hereof, there are 5,018,000 stock options outstanding to purchase common shares. The terms and conditions of such stock options are contained in our stock option plan (the “Stock Option Plan”). A summary of the some of the relevant parts of the Stock Option Plan are below under the heading “Stock Option Plan”.

As at the date hereof, there are issued 74,556 deferred share units. The terms and conditions of such deferred share units are contained in the Deferred Share Units Plan (the “DSU Plan”). A summary of the some of the relevant parts of the DSU Plan are below under the heading “Deferred Share Units Plan”.

The table below sets forth our total indebtedness and shows the capitalization as of September 30, 2013. You should read this table in conjunction with our consolidated financial statements included in this registration statement, together with the accompanying notes and the other information appearing in “Item 5. Operating and Financial Review and Prospects”.

As at September 30, 2013
Liabilities	$993,202
Accounts payable and accrued liabilities

Equity
Share capital	$33,693,763
Warrants	$886,524
Contributed surplus	$3,998,202
Deficit	$(38,040,202)

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk and should be considered speculative. An investment in our common shares should only be undertaken by those persons who can afford the total loss of their investment. You should carefully consider the risks and uncertainties described below, as well as other information contained in this statement. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biotechnology industry, including:

1. Risks Related to our Business and our Industry

Uncertainties Related to Clinical Trials and Product Development

Before obtaining regulatory clearance for the commercial sale of any of our products under development, we must demonstrate through pre-clinical studies and clinical trials that the potential product is safe and efficacious for use in humans for each target indication. The results from pre-clinical studies and early clinical trials may not be predictive of results that will be obtained in large clinical trials, and there can be no assurance that our clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a material adverse effect on our success. Any drug is likely to produce some toxicity or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. There can be no assurance that unacceptable toxicity or side effects will not occur at any dose level at any time in the course of human clinical trials of our potential products. The appearance of any such unacceptable toxicity or side effects in clinical trials could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our product candidates and could ultimately prevent their clearance by the United States Food and Drug Administration (“FDA”) or other regulatory authorities, for any or all targeted indications. Even after being cleared by the FDA or other regulatory authorities, a product may later be shown to be unsafe or not to have its purported effect, thereby preventing its widespread use or requiring withdrawal from the market. There can be no assurance that any of our products or product candidates will be safe when administered to patients.

The rate of completion of our clinical trials will be dependent upon, among other factors, the rate of patient enrolment. Patient enrolment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of parties to clinical sites and the eligibility criteria for the study. Delays in planned patient enrolment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on our success.

In addition, our staff will rely on third parties to assist us in overseeing and monitoring the clinical trials, which may result in delays in completing clinical trials, or the trials not being completed at all, if such third parties fail to perform under their agreements with us or fail to meet regulatory standards in the performance of their obligations under such agreements. There can be no assurance that we will be able to submit a new drug application as scheduled if clinical trials are completed or that any such applications will be reviewed and cleared by the FDA or other regulatory authority in a timely manner or at all.

Risks Related to Regulatory Matters

Potential investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in light of the extensive regulatory environment within which our business is carried out. Numerous statutes and regulations govern the manufacture and sale of non-therapeutic and human therapeutic products in the United States, Canada and other countries that are the intended markets for our products and product candidates. Such legislation and regulation governs the approval of manufacturing facilities, the testing procedures and controlled research that must be carried out and the pre-clinical and clinical data that must be collected prior to marketing approval. Our research and development efforts, as well as any future clinical trials, and the manufacturing and marketing of any products we may develop, will be subject to and restricted by such extensive regulation.

The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. We or our collaborators may fail to obtain the necessary approvals to commence or continue clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by the various regulatory authorities if it is determined at any time that the subjects or patients are being exposed to unacceptable risks.

Any failure or delay in obtaining regulatory approvals would adversely affect our ability to utilize our technology and would therefore adversely affect our operations. Furthermore, no assurance can be given that our product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

In addition, we rely to some extent on the availability of certain agents that are currently marketed by other firms. Such agents may become unavailable as a result of failing to meet regulatory requirements.

Additional Financing Requirements and Access to Capital

We require significant additional funds for further research and development, planned clinical trials, and the regulatory approval process. We may raise additional funds for the aforementioned purposes through public or private equity or debt financing which may be dilutive, or through collaborations with other biotechnology companies, or financing from other sources may be undertaken. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the ability to attain regulatory approvals, market acceptance of our products, the state of the capital markets generally with particular reference to pharmaceutical, biotechnology and medical companies, the status of strategic alliance agreements, and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce, or eliminate one or more of our product development programs or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept.  We will need to raise additional funds by May 2014.

As a Foreign Private Issuer, our Shareholders May Have Less Complete and Timely Data

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to its annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Rapid Technological Change

The industry in which we operate is characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render our products or technologies non-competitive or that we will be able to keep pace with technological developments. Our competitors may have developed or may be developing technologies which could become the basis for competitive products. Some of these products may prove to be more effective and less costly than our products.

Partnerships for Development and Commercialization of Technology

We may need, but be unable, to obtain partners to support our development efforts and to commercialize our technology. Equity and/or debt financings alone may not be sufficient to fund the cost of developing our products, and we may need to rely on our ability to reach partnering arrangements to provide financial support for our discovery and development efforts.

In addition, in order to successfully develop and commercialize our technology, we may need to enter into a wide variety of arrangements with corporate sponsors, pharmaceutical companies, universities, research groups and others. While we have had previous research contracts, we may enter into additional arrangements with other contract research organizations. We may fail to obtain any such agreements on terms acceptable to us or at all. Even if we enter into these arrangements, we may not be able to satisfy our obligations under them or renew or replace them after their original terms expire. Furthermore, arrangements of this nature may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, may require us to issue securities to our collaborators or may contain other terms that are burdensome to us. If any of our collaborators terminates its relationship with us or fails to perform its obligations in a timely manner, the development or commercialization of our technology and potential products may be adversely affected.

Clinical Trials Outside of the United States

The ongoing Phase I/II clinical trials are being conducted in the Netherlands with PRA International under EMA regulatory authority. While the study is being conducted in the accordance with international regulatory standards including compliance with Good Clinical Practice (“GCP”) regulations and International Committee on Harmonization (“ICH”) guidelines, there is a risk that the FDA may not accept the results in support of filing an Investigational New Drug (“IND”) application.

Uncertainties Related to Forecasts

Our expectations regarding the success of our product candidates and our business are based on forecasts which may include the commencement and completion of clinical trials and anticipated regulatory approval which may not be realized. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize our biopharmaceutical products. There can be no assurance that clinical trials involving our products will be successfully completed, that we will make regulatory submissions or receive regulatory approvals as forecasted or that we will be able to adhere to our current schedule. The failure to do so could have a material adverse effect on us.

Competition

Technological competition is intense in the industry in which we operate, and in particular in the market for therapeutic products to treat and diagnose Type 1 and Type 2 diabetes. Competition comes from pharmaceutical companies, biotechnology companies and universities as well as companies that participate in each of the non-pharmaceuticals markets we may attempt to address with our products. Many of our competitors have substantially greater financial and technical resources, more extensive research and development capabilities and greater marketing, distribution, production and human resources than we do. Moreover, competitors may develop products more quickly than us and may obtain regulatory approval for such products more rapidly than we do. Products and processes which are more effective than those that we intend to develop may be developed by our competitors. Research and development by others may render our technology products or processes non-competitive or obsolete.

Competitive products on the market and/or in development include the following:

  Sulfonylureas;
  Metformin;
  Insulins (injectable and inhaled versions);
  TZDs and other PPAR or non-PPAR insulin sensitizers;
  Glinides;
  DPP-IV inhibitors;
  Incretin mimetics/GLP-1 receptor agonists;
  Alpha-glucosidase inhibitors; and
  Sodium-glucose transporter-2 (SGLT-2) inhibitors.

For more specific disclosure of competing products, please see pages 22-24.

Unproven Market

Notwithstanding the estimated market potential for our products and product candidates, no assurance can be given that our projections and assumptions will prove to be correct owing to, in particular, competition from existing or new products and the yet to be established clinical viability of our identified drug candidates.

Management of Growth

Engagement of a clinical trial and future pipeline development has placed, and is expected to continue to place, a significant strain on our managerial, operational and technical resources. We expect operating expenses and staffing levels to increase in the future. To manage our growth, we must expand our operational and technical capabilities and our employee base while effectively administering multiple relationships with various third parties. There can be no assurance that we will be able to manage our expanding operations effectively. Any failure to implement cohesive management and operating systems, add resources on a cost-effective basis or properly manage our expansion could have a material adverse effect on our business and results of operations.

Dependence on Key Personnel

We depend on our management personnel. The loss of services of one or more of such persons could adversely affect our operations. It is necessary for us to continue to implement and improve our management systems and to continue to recruit and train new employees in order to manage our growth effectively. While we have been able to attract and retain skilled and experienced personnel in the past, no assurance can be given that we will be able to do so in the future.

Supply of Raw Materials

We have selected manufacturers that we believe comply with Current Good Manufacturing Practices, (“cGMP”) and other applicable regulatory standards. Although the manufacturers are experienced, no assurance can be given that sufficient quantities for on-going studies and for future clinical trials will be produced, or produced on terms that are acceptable to us.

Systems Failures

Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Effect of Insurers’ Willingness to Pay for Products on Our Ability to Become Profitable

Since health care insurers and other organizations may not pay for any products that we may develop or may impose limits on reimbursements, our ability to become profitable could be reduced. In both domestic and foreign markets, sales of potential products are likely to depend in part upon the availability and amounts of reimbursement from third party health care payor organizations, including government agencies, private health care insurers and other health care payors, such as health maintenance organizations and self-insured employee plans. There is considerable pressure to reduce the cost of therapeutic products, and government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which marketing approval has not been granted. Significant uncertainty exists as to the reimbursement status of newly approved health care products or novel therapies. We can give no assurance that reimbursement will be provided by such payors at all or without substantial delay or, if such reimbursement is provided, that the approved reimbursement amounts will be sufficient to enable us to sell products we may develop on a profitable basis. Changes in reimbursement policies could also adversely affect the willingness of pharmaceutical companies to collaborate with us on the development of our product candidates. In certain markets, pricing or profitability of prescription pharmaceuticals is subject to government control.

Potential Product Liability

A risk of product liability claims and related negative publicity is inherent in the development of human therapeutics and other products. Product liability insurance is expensive, its availability is limited, and it may not be offered on terms acceptable to us, if at all. The commercialization of our potential products could be inhibited or prevented by an inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect upon us and our financial condition.  To protect against potential product liability risks, we have 450,000 euros per occurrence, 3.5 million euro clinical trial insurance and 6.5 million product liability insurance coverage.

Foreign Currency Risk

A portion of our expenditures are in US dollars and Euros and, therefore, we are subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

2. Risks Related to Intellectual Property

Patents and Proprietary Rights

We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications, both to refine our own patent strategy and to identify useful licensing opportunities.

We have a number of patents, patent applications and rights to patents related to our compounds, products and technology, but we cannot be certain that they will be enforceable or provide adequate protection or that pending patent applications will result in issued patents.

Our success depends, in part, on our ability to secure and protect our intellectual property rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us. Applications for patents on key technologies, composition of matter and therapeutic uses of DM199 and DM204 have been filed or will be filed in the United States, Europe and other jurisdictions, and have been exclusively assigned to us. Such patent applications are being actively pursued and include the use of DM199 for treatment of diabetes, rheumatoid arthritis, and neurological disorders. Our DM199 patent applications include composition of matter and use patents, if all issued as patents, will expire between 2022 and 2032. Patent applications for DM204 include composition of matter and use patents. Our DM204 patent applications, if issued as patents, will expire in 2031. We have also secured a license agreement and intellectual property rights agreement with the University of Manitoba.

To the extent that development, manufacturing and testing of our products is performed by third party contractors, such work is performed pursuant to fee for service contracts. Under the contracts, all intellectual property, technology know-how and trade secrets arising under such agreements are our exclusive property, and must be kept confidential by the contractors. It is not possible for us to be certain that we have obtained from the contractors all necessary rights to such technologies. Disputes may arise as to the scope of the contract, or possible breach of contract. No assurance can be given that our contracts would be enforceable or would be upheld by a court.

The patent positions of pharmaceutical and biotechnology firms, ourselves included, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Therefore, it is not clear whether our pending patent applications will result in the issuance of patents or whether we will develop additional proprietary products which are patentable. Part of our strategy is based on our ability to secure a patent position to protect our technology. There is no assurance that we will be successful in this approach and failure to secure patent protection may have a material adverse effect upon us and our financial condition. Also, we may fail in our attempt to commercialize products using currently patented or licensed technology without having to license additional patents. Moreover, it is not clear whether the patents issued or to be issued will provide us with any competitive advantages or if any such patents will be the target of challenges by third parties, whether the patents of others will interfere with our ability to market our products or whether third parties will circumvent our patents by means of alternate processes. Furthermore, it is possible for others to develop products which have the same effect as our products or technologies on an independent basis or to design around technologies patented by us. Patent applications relating to or affecting our business may have been filed by pharmaceutical or biotechnology companies or academic institutions. We have not detected any third party patents that could interfere with our current projects. Such applications may conflict with our technologies or patent applications and such conflict could reduce the scope of patent protection which we could otherwise obtain or even lead to the rejection of our patent applications. There is no assurance that we can enter into licensing arrangements on reasonable commercial terms, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products or production technologies. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to us being prevented from pursuing the development, manufacture or sale of certain products. Moreover, we could potentially incur substantial legal costs in defending legal actions which allege patent infringement, or by initiating patent infringement suits against others. It is not possible for us to be certain that we are the creator of inventions covered by pending patent applications or that we were the first to invent or file patent applications for any such inventions. While we have used commercially reasonable efforts to obtain assignments of intellectual property from all individuals who may have created materials on our behalf (including with respect to inventions covered by our patent and pending patent applications), it is not possible for us to be certain that we have obtained all necessary rights to such materials. No assurance can be given that our patents, if issued, would be upheld by a court, or that a competitor’s technology or product would be found to infringe on our patents. Moreover, much of our technology know-how that is not patentable may constitute trade secrets. Therefore, we require our employees, consultants, advisors and collaborators to enter into confidentiality agreements either as stand-alone agreements or as part of their consulting contracts. However, no assurance can be given that such agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of confidential information. Also, while we have used commercially reasonable efforts to obtain executed copies of such agreements from all employees, consultants, advisors and collaborators, no assurance can be given that executed copies of all such agreements have been obtained.

Costs Stemming from Defense Against Third-Party Intellectual Property Infringement Claims

Third parties may claim that we are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights or otherwise to protect our proprietary information and to prevent its disclosure, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is in our favor. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or any third party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we would prevail in any of these types of actions or that any required license would be available on commercially acceptable terms or at all. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

3. Risks Related to the Early Stage of our Products and our Company

Stage of Development

We have compounds in various stages of development. Prior to commercialization of any potential product, significant additional investments will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before some of our other products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products. Competitors may develop alternative products and methodologies to treat and diagnose Type 1 diabetes ("T1D") and Type 2 diabetes ("T2D") and this could reduce our competitive advantages. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or successfully marketed. The products or processes we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our products. In addition, our products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve our products or if we fail to maintain regulatory compliance, we would have limited ability to commercialize our products, and our business and results of operations would be harmed. If we do succeed in developing products, we will face many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities.

Lack of Product Revenues; History of Operating Losses; Substantial Doubt About the Ability to Continue as a Going Concern

As of the date of this registration statement, we have not recorded any revenues from the sale of products. We have an accumulated deficit, based on our consolidated financial statements, since our inception through September 30, 2013 of over $38 million. Losses are expected to increase in the near term as we continue our product development efforts, enter clinical trials and seek regulatory approval for the sale of our products. Operating losses are expected to be incurred until such time as product sales, royalty payments, licensing fees and/or milestone payments are sufficient to generate revenues to fund our continuing operations. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. There is substantial doubt about the appropriateness of the use of the going concern assumption because we have experienced operating losses and cash outflows from operations since incorporation, our cash resources are not sufficient for the next twelve months of planned operations, and we have not reached successful commercialization of our products.

Risks and Uncertainties of Current Economic Conditions

To date, we have primarily relied on equity financing to fund our working capital requirements and drug development activities. A substantial amount of additional capital is needed to develop our products to a point where they may be commercially sold. Our future operations are dependent upon our ability to generate product sales, negotiate collaboration or license agreements, obtain research grant funding, defer expenditures, or other strategic alternatives, and/or secure additional funds. While we are striving to achieve these plans, there is no assurance these and other strategies will be achieved or that such sources of funds will be available or obtained on favorable terms or obtained at all. Our ability to continue as a going concern is dependent on our ability to continue obtaining sufficient funds to conduct our research and development, and to successfully commercialize our products. There is substantial doubt about the appropriateness of the use of the going concern assumption because we have experienced operating losses and cash outflows from operations since incorporation, our cash resources are not sufficient for the next 12 months of planned operations, and we have not reached successful commercialization of our products.

4. Risks Related to Our Company’s Common Shares

Share Price Volatility

A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, and the impact of changes in our operations. Our quarterly losses may vary because of expenses we incur related to future research including the timing of costs for manufacturing and initiating and completing pre-clinical and clinical trials. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

Dividends

We have not declared or paid any cash dividends on our common shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition and on such other factors as our board of directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our board of directors to pay dividends on our common shares.

Dilution

You may experience future dilution due to additional future equity financing events by the Company. If our outstanding options, warrants or deferred share units are exercised into common shares, you will experience additional dilution.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

1. Name, Address and Incorporation

We were incorporated under the name Diabex Inc. pursuant to The Corporations Act (Manitoba) by articles of incorporation dated January 21, 2000. Our articles were amended on October 6, 2000 to effect a share split on the basis of 35,307.6923 voting common shares for each issued and outstanding common share. The articles were further amended on April 3, 2001 to change the name of the Company to DiaMedica Inc. The articles were further amended on March 14, 2005 to: (i) create an unlimited number of Class A Preferred Shares, and (ii) eliminate the Non-Voting Common, Class A, Class B, Class C and Class D shares. The articles were further amended on July 2, 2008 to: (i) delete the Class A Preferred Shares, and (ii) remove the restriction on share transfers.

Our registered office is located at 1700 – 360 Main Street, Winnipeg, Manitoba, Canada, R3C 3Z3 and our head office is located at One Carlson Parkway, Suite 124, Minneapolis, Minnesota 55447; telephone: (763) 710-4455.

2. Intercorporate Relationships

On August 31, 2007, DiaMedica Europe Limited was incorporated pursuant to the Companies Act 1985 & 1989 of England and Wales. DiaMedica Europe Limited was formed to facilitate the performance of clinical studies in the European Union, and was dissolved in the second quarter of 2011.

On June 30, 2010, we acquired all the outstanding shares of Sanomune Inc., a private biotechnology company developing treatments for diabetes, neurological, and autoimmune indications. We issued to the Sanomune shareholders 12,806,377 common shares in our capital stock in consideration for their Sanomune shares. Subsequently, Sanomune was dissolved and a Certificate of Dissolution was issued by the Director, Manitoba Companies Office, on April 14, 2011.

On May 15, 2012, DiaMedica USA Inc. was incorporated pursuant to the General Corporation Law of the State of Delaware. The registered office of DiaMedica USA is The Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington, DE, 19801, County of New Castle. The office address of DiaMedica USA is One Carlson Parkway, Suite 124 Minneapolis, MN 55447. DiaMedica USA Inc. is a wholly owned subsidiary of DiaMedica Inc.

3. Principal Capital Expenditures/Divestitures

Acquisition of Sanomune

On June 30, 2010, we acquired all issued and outstanding shares of Sanomune. DiaMedica acquired Sanomune to strategically connect the common base technologies of the two companies.

We issued 0.517 common shares for each of the 3,751,463 common shares and 20,998,317 preference shares of Sanomune for a total issuance of 12,806,377 DiaMedica common shares. Post-closing, Sanomune shareholders held approximately 40% of the issued and outstanding DiaMedica common shares, and Sanomune became a wholly-owned subsidiary of DiaMedica. The fair value of the common shares issued was based on our closing share price at June 30, 2010 of $0.53 per common share. Acquisition costs for Sanomune expensed in the year ended December 31, 2010 were $400,264.

Capital Expenditures

We incur minimal capital expenditures in the operation of our business as we only operate office facilities with a small staff. Capital expenditures in the last three years are set out in the following table.

	Nine months ended September 30, 2013 (unaudited)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Capital expenditures	$16,843	$3,762	$1,607	$7,372

B. Business Overview

1. General

DiaMedica is a clinical stage biopharmaceutical company focused on the discovery and development of novel therapies to treat diabetes and the complications associated with diabetes. We seek to maximize shareholder value by advancing early-stage therapeutic agents to clinical testing and validation, with the goal of establishing late-stage development and commercialization partnerships with major pharmaceutical companies. These partnerships would provide significant revenues that include an upfront licensing fee, research and development funding, milestone-dependent payments and royalties on co-developed therapeutic products. Our growth strategy aims to expand our product pipeline of innovative therapeutics for diabetes and co-morbidities, and the extension of our technologies to other disease indications.

With over 25 million diabetic patients in the U.S. (National Diabetes Fact Sheet, 2011, Centers for Disease Control) and 370 million diabetic patients globally, diabetes is undoubtedly one of the most challenging health problems of the 21st century (International Diabetes Federation, 2012). The major complications of chronic diabetes include hypertension, heart disease and stroke, kidney disease, neuropathies, and blindness.

Type 2 diabetes (“T2D”) is primarily a disease of inappropriate glucose control, where the body’s cells do not respond properly to the insulin-promoted uptake of glucose from the blood (insulin resistance). As a result, Type 2 diabetic patients struggle with glucose control and hyperglycemia (as measured by Hb1Ac - an indicator of how well blood glucose levels have been controlled over several months). Type 1 diabetes (“T1D”) results from an auto-immune event where the body’s immune cells attack and deplete pancreatic beta-cells, which are the primary source for secreted insulin. T1D is prevalent in approximately 10% of all diabetic patients.

Our lead compound, DM199, is a recombinant human protein for the treatment of both T1D and T2D and their complications. We have successfully demonstrated the safety, tolerability and pharmacokinetics of DM199 in healthy volunteers, and have completed a Phase I acute escalating dose study of DM199 in T2D patients. We are currently evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of DM199 in a month-long Phase II clinical trial in 36 Type 2 diabetic patients. The Completed clinical trials consisted of A) 18 healthy volunteers single ascending dose (“SAD”), B) 14 healthy volunteers in a pharmacokinetic study, C) 10 Type 2 diabetic patients in SAD study and D) 18 patients in multiple ascending dose (“MAD”) study. Collectively, data from this trial will support chronic dosing and proof-of-concept studies of DM199 for T2D, and potentially, future clinical studies for treatment of kidney disease and T1D.

In clinical trials to date, there have been no serious adverse events considered related to DM199 administration reported.

We are also developing a monoclonal antibody (“mAb”), DM204, for the treatment of T2D and cardiovascular disease. We plan to continue to generate additional preclinical data for both DM199 and DM204 in other indications in which these novel molecules have been shown to, or are expected to, demonstrate pharmacologic activity.

2. Products in Development

Product Pipeline Summary

(A). DM199

Type 2 Diabetes Therapeutic: Development Milestones

Our lead product, DM199, is a recombinant human tissue kallikrein protein. The ability of DM199 to restore and improve blood glucose control may improve a patient’s quality of life by decreasing glucose fluctuations resulting in reduced risk of long-term complications of diabetes.

In October 2010, we announced results demonstrating that DM199 improves whole-body glucose uptake in a rodent hyperinsulinemic-euglycemic clamp model.  Animals treated with a single dose of DM199 were able to process 77% more total glucose compared to untreated animals.

In December 2012, we reported that treatment with DM199 in a three-week study of Zucker Diabetic Fatty (“ZDF”) rats demonstrated expected improvement in glucose control. In addition, there was a positive control of blood pressure. Specifically, a low dose of DM199 therapy led to a 1.6% improvement in HbA1c, and a 20 mm/Hg improvement in systolic blood pressure compared to untreated animal (controlled blood pressure). Ideally, next generation T2D therapeutics will provide glucose control and additional benefits to control T2D complications and co-morbidities, termed “glucose-plus”. We believe DM199 potentially offers one of the most comprehensive “glucose-plus” profiles of any of the products currently on the market or in development. Animal studies to date show superior glucose control and a positive profile for blood pressure and heart rate.

In Q1 2012, we submitted our pre-Investigational New Drug (“pre-IND”) application with the U.S. Food and Drug Administration (“FDA”) in preparation for an upcoming clinical trial with DM199.  We have not submitted a pre-IND or a Investigational New Drug (“IND”) application since this filing.

In January 2013, we successfully completed cGMP manufacturing of DM199 to be utilized in upcoming clinical trials. Additionally, we successfully completed GLP toxicology studies in non-human primates and rat models, demonstrating DM199 to be safe and well-tolerated in repeated high dose administrations.

In April 2013, we received regulatory approval in the Netherlands to commence a Phase I/II clinical trial for DM199, to evaluate the safety, tolerability, pharmacokinetics and efficacy of DM199 in 36 healthy volunteers and in 40 T2D patients. Data from this trial will also support future DM199 clinical trial regulatory filings for T1D, T2D and for other potential indications.  PRA International is the Contract Research Organization (“CRO”) Conducting the Phase I/ II clinical trial.

In June 2013, we successfully completed the first portion of the clinical trial: an acute escalating dose study of DM199 at multiple levels in healthy volunteers. Results from the study showed that DM199 was well tolerated, with a favorable pharmacokinetic profile supporting potential once-weekly dosing.

In August 2013, we completed enrollment of T2D patients for the second portion of the DM199 clinical trial. This second portion of the DM199 clinical trial was a randomized, placebo-controlled, double-blinded dose-escalation study in T2D patients to evaluate the acute safety, tolerability and pharmacokinetic properties of DM199 following three single escalating doses, as well as its pharmacodynamic effects on glucose control.

In September 2013, we successfully completed the second portion of our DM199 dose-escalation clinical trial of DM199 in T2D patients. The study achieved its primary clinical endpoints of demonstrating the safety, tolerability and sustained pharmacokinetic properties of DM199 at escalating doses, while the pharmacodynamic effects were consistent with an insulin sensitization mechanism of action for T2D. Insulin sensitizers lower a patient's blood sugar levels by increasing the body’s response to insulin over time.

On January 8, 2014 we released results of our 16-day Phase 1 multiple ascending dose (“MAD”) clinical trial of DM199 in healthy volunteers. DM199 was well-tolerated at all three dose levels and met the primary endpoints of safety and tolerability. DM199 also demonstrated a favorable pharmacokinetic profile supporting the potential for weekly dosing.

Based on the Phase 1 MAD clinical results, we initiated dosing in a Phase 2 clinical study in patients with Type 2 diabetes to evaluate the safety, tolerability and pharmacokinetics of two dose levels of DM199 and its pharmacodynamic effects on diabetes biomarkers including: HOMA2-IR, fasting glucose and plasma insulin, meal tolerance test, lipids, HbA1c and other metabolic markers. The randomized, double-blinded, placebo-controlled study is expected to enroll 36 patients with Type 2 diabetes. The patients will start with a one-month wash out of their diabetes mediations and then be sequestered for the one-month study.

Type 1 Diabetes Therapeutic: Development Milestones

We believe that our DM199 program represents a novel approach in the treatment of T1D, potentially targeting major aspects of the disease via immune therapy and improved glucose control. DM199’s disease targeting therapy may therefore reduce the amount of exogenous insulin needed to control blood glucose and the long-term disease-associated complications.

Insulin only addresses the glucose control aspects of type 1 diabetes. There is a clear unmet need to address type 1 diabetes at an earlier stage with immune therapy. Immune therapy is intended to stop and/or slow the immune system response that attacks the insulin producing beta cells that causes diabetes. We believe that DM199 has potential for addressing both the immune therapy and beta cell therapy of Type 1diabetes.

In December 2011, the Sanford Project (a non-profit research group whose research goal is to cure T1D) in collaboration with DiaMedica announced compelling data on DM199 therapy for T1D. An in vivo study showed that chronic administration of DM199 to non-obese diabetic mice, resulted in a significant dose-dependent and dose-frequency dependent delay in the onset of T1D over an 18-week course of treatment, beginning at 6 weeks of age. Specifically, DM199 delayed the autoimmune attack on beta cells, preserved beta cell mass and increased C-peptide levels in the non-obese diabetic mice. Treatment with DM199 was well tolerated throughout the study (18 weeks).

Details of these studies were presented at the International Diabetes Federation (“IDF”) 21st biennial World Diabetes Congress (Dubai, United Arab Emirates) in December 2011, and at the American Diabetes Association’s (ADA) 73rd Scientific Sessions, in June 2013.

Restoring and improving blood glucose control will improve a patient’s quality of life by decreasing glucose fluctuation levels throughout the day, and might result in reduced risk of long-term complications of diabetes.

In October 2012, we demonstrated that in a pre-clinical diabetes study, DM199 significantly lowered daily insulin needs when co-administered with basal long-acting insulin (Lantus®).

The DM199 program has now demonstrated efficacy in three critical areas of T1D treatment; immune therapy, beta cell therapy and glucose control. We are considering a plan to move forward with the clinical development of DM199 for T1D while current clinical development remains focused on the T2D market.

(B). DM204

Type 2 Diabetes Therapeutic: Development milestones

In April 2011, our preclinical studies with DM204 showed significant beneficial efficacy in a hyperinsulinemic euglycemic clamp model. Rats acutely treated with a single dose of DM204 demonstrated a 291% increase in maximal glucose infusion rate over control. This significant increase in glucose disposal was associated with a 160% overall average increase in the glucose infusion rate in order to maintain euglycemia.

In December 2011, we released results of head-to-head pre-clinical studies comparing DM204 with two marketed T2D drugs. In T2D rodent models, 3-week administration of DM204 showed significant amelioration of diabetes and associated complications compared to control:

  Glucose control - 2.6% improvement in HbA1c (measure of blood glucose levels)
  High blood pressure - 25 mm/Hg improvement
  High cholesterol - 24% improvement

DM204 was well tolerated and significantly outperformed the marketed T2D drugs sitagliptin (Januvia®) and exenatide (Byetta®) in the study. We presented our DM204 T2D pre-clinical data at the IDF 21st biennial World Diabetes Congress in Dubai, United Arab Emirates in December 2011.

In December 2011, DM204 demonstrated significant improvement in glucose utilization over the first-generation mouse antibody, as measured by an in vivo oral glucose tolerance test (“OGTT”). These results were presented at the American Diabetes Association's 72nd Scientific Sessions in Philadelphia, PA, in June 2012.

Hypertension

High blood pressure (hypertension) is the primary risk associated with T2D, with approximately 70% of Type 2 diabetics at increased risk of stroke and cardiovascular disease as a result of having high blood pressure. In our ZDF diabetic rat studies, animals treated with DM204 demonstrated no increase in blood pressure, whereas the control treated rats demonstrated a 25 mmHg increase in blood pressure over the 21 day time course of the study.

We believe that a monoclonal antibody with potent dual capabilities to normalize blood glucose and blood pressure could replace currently used combination therapies of diabetic and anti-hypertensive drugs resulting in the potential for DM204 to fundamentally change the current treatment regimen for Type 2 diabetics. We are currently devoting resources to optimize DM204 for activity directed specifically at the human receptor target.

3. Diabetes and Insulin Market – The Disease and the Market Opportunity

Market sizes appearing in this document are estimates of potential markets only. We make no claim that such figures represent sales figures actually anticipated should we successfully develop and receive approval for any of our product candidates.

Type 1 diabetes develops when the body’s own immune system destroys beta cells, which are the only cells in the body that produce insulin, a hormone that regulates the body’s blood sugar. To survive, people with T1D must have insulin delivered by injection or pump in order to lower their blood glucose levels. T1D accounts for 5-10% of all diagnosed cases of diabetes.

T2D begins as insulin resistance, a disorder in which the body’s cells do not respond to insulin properly. As the need for insulin increases, the pancreas can become exhausted and gradually loses its ability to produce insulin. Current T2D treatments include lifestyle changes, anti-diabetic medications, and insulin therapy.

Under chronic conditions, poor control of blood glucose levels in diabetics has been shown to result in severe long-term complications, leading ultimately, to death. According to the U.S. Centers for Disease Control (“CDC”), the major complications associated with diabetes include:

  Heart disease and stroke;
  High blood pressure;
  Blindness due to retinopathy, a condition manifested by damage to the retina;
  Nephropathy (kidney disease);
  Neuropathy, a condition where there is damage to the nervous system;
  Amputations due to peripheral vascular disease; and
  Periodontal disease.

The International Diabetes Foundation estimates that the number of people with both types of diabetes in 2012 reached a staggering 371 million globally. Each year, there are 4.8 million deaths due to diabetes and health care spending on diabetes reached US$ 471 billion. In 2010, the United Health Group estimated more than half of Americans will have diabetes or pre-diabetes over the next 10 years, costing the US healthcare system US$ 3.35 trillion. In a 2011 fact sheet issued by the CDC, it was reported that 8.3% of the total US population currently has T2D, and over 25% of those aged 65 and over have the disease.

In 2009, the global annual sales of insulin and anti-diabetic medications were approximately $25 billion (Visiongain, 2009) and forecasted to reach $55 billion by 2016 (Report Linker, 2011).

Current treatment for T1D today is almost exclusively limited to insulin therapy to treat the symptoms of the disease, not the underlying cause or long-term complications. Global sales of insulin, the only FDA-approved treatment for T1D, have grown by over 400% in the last 10 years and are expected to reach $15 billion in revenue in 2011 (IMS Health, 2010). Insulin treatment is not a cure and people with T1D generally have their life expectancy reduced by up to 15 years. The abnormal high blood glucose levels wreak havoc on the body over time resulting in long-term medical problems such as nephropathy, retinopathy, neuropathy, and cardiovascular diseases.

There are several classes of non-insulin drugs that are currently approved by the FDA to treat T2D; the current therapeutic landscape is summarized in the table below.

Marketed Type 2 Diabetes Drug Classes (Non-insulin)

Class	Mechanism	Drugs
Biguanides	Insulin sensitizer	Metformin
Sulfonylureas	Increase insulin	Glyburide, Glipizide, Glimepiride
secretion
Alpha-glucosidase inhibitors	Decrease hydrolysis of	Acarbose (Precose), Miglitol (Glyset)
complex carbohydrates
Meglitinides	Increase insulin	Repaglinide (Prandin), Nateglinide
	secretion	(Starlix)
TZDs and other PPAR or dual	Activate PPAR (insulin	Pioglitazone (Actos), Rosiglitazone
PPAR insulin sensitizers	sensitizer)	(Avandia)
Incretin mimetics/GLP-1 receptor	Increase insulin	Exenatide (Byetta), Liraglutide
agonists	secretion	(Victoza)
DPP IV inhibitors	Inhibits GLP-1	Sitagliptin (Januvia), Saxagliptin
	degradation	(Onglyza)
Sodium-glucose transporter	Inhibit glucose	Canagliflozin, Dapagliflozin,
(SGLT) inhibitors	reabsorption in kidney	Ipragliflozin, Tofogliflozin,
Empagliflozin

The current standard of care includes generic drugs such as Metformin and various Sulfonylureas, and other patent-protected classes such as thiazolidinediones (“TZDs”), Glucagon-like-peptide (“GLP-1”) agonists and dipeptidyl peptidase-4 (“DPP4”) inhibitors and sodium/glucose cotransporter 2 (“SGLT2”), often administered in combination. These treatments either improve the body’s sensitivity to insulin or increase insulin secretion from pancreatic beta cells to help lower blood glucose. In addition, it appears that a large portion of the T2D population (approximately two-thirds) eventually fail to control their diabetes with these drugs (as determined by HbA1c > 7%). HbA1c is an indicator of how well blood glucose levels have been controlled over several months. Furthermore, patients with T2D can progress to a point where they are no longer able to produce insulin thus requiring insulin injections to lower blood sugar, similar to treatment for T1D. As such, there is an ongoing need to develop new, safe drug treatments to complement or even replace those currently available.

4. Competitive Environment

General Overview

Our DM199 will be subcutaneously injectable therapeutics with a primary indication for maintaining blood glucose control in patients with T2D. DM199 will compete against other injectable medicaments indicated for glucose control in T2D, specifically incretin mimetics (i.e. GLP-1) receptor analogues. The GLP-1 receptor analogues and other T2D medicaments currently used will mainly control blood glucose levels. DM199 may have additional benefits in addition to glucose control, specifically, DM199 may also treat or prevent hypertension, diabetic nephropathy and other complications associated with diabetes.

To our knowledge, some of the largest industry participants in the market for T2D therapeutics are Novo Nordisk A/S, Pfizer Inc., Eli Lilly and Company, Merck & Co., Takeda Pharmaceutical Company Limited and AstraZeneca UK Limited. There are a number of experimental drugs and drug combinations in various stages of pre-clinical and clinical development, which may compete with our therapeutic programs. The following summary is not necessarily an exhaustive list of such competing therapeutic treatments.

Biguanides, for example Metformin, are oral drugs used to control blood glucose, mainly by inhibiting glucose release by the liver, in early stage diabetic patients. Biguanides are used to treat early stage diabetic patients. Most patients become resistant to biguanides as their disease advances and are treated with other diabetes drugs. Our drugs would be used on patients that are resistant to or can no longer tolerate biguanides.

Sulfonylureas, for example Glyburide, are also oral drugs used to control blood glucose, mainly functioning by improving insulin release from the pancreas in early stage diabetic patients. Sulfonylureas are used to treat early stage diabetic patients. Most patients become resistant to sulfonylureas as their disease advances and are treated with other diabetes drugs. Our drugs would be used on patients that are resistant to or can no longer tolerate sulfonylureas.

Alpha-glucosidase inhibitors are also orally administered glucose controlling drugs that slow breakdown of carbohydrates. The result is complex carbohydrates reaching the intestines and colon that may result in diarrhea and flatulence. These drugs will block the amount of glucose absorbed into the body, but does not control the glucose released from the liver or improve insulin resistance in diabetic patients. Our drugs are expected to improve blood glucose control and improve insulin resistance.

Meglitinides function via a mechanism similar to sulfonylurea drugs and our drugs have the same advantages over this class of drugs as over sulfonylureas above.

GLP-1 analogues (such as Byetta and Victoza) combined with long-acting insulins (such as LantusTM and LevemirTM) as a treatment for T2D has been evolving as it allows: (1) the weight loss provided by GLP-1 agonists can help reduce (or overcome) the weight gain associated with long-acting insulin therapy; and (2) GLP-1 agonists and long-acting insulins help improve blood glucose control in a complementary manner. Long-acting insulins act over a long period of time at a constant rate to cover background (between meal) insulin needs. Meanwhile, GLP-1 agonists cause insulin secretion only when blood glucose levels are high, effectively lowering post-meal blood glucose spikes without increasing the risk for hypoglycemia. The FDA has approved Byetta for use with Lantus, and in Europe, Victoza is approved for use with Levemir. However, in the two above noted cases, the GLP-1 and long acting-insulin are administered separately due to formulation issues. Sanofi is developing a new GLP-1 analogue (Lixisenatide) that may be co-formulated with Lantus.

TZDs and other PPAR or dual PPAR insulin sensitizers, for example thiazolidinediones (TZD’s), bind and activate the gamma peroxisome proliferator-activated receptors (PPAR). Many of the thiazolidinediones have been withdrawn due to increased risk of hepatitis and liver failure. Dual PPAR agonists, both the alpha and gamma PPAR isoforms, are being developed for glucose control and diabetic dyslipidemia and hypertriglyceridemia. Saroglitazar was the first glitazar to be approved for clinical use, and experimental compounds in this class include aleglitazar, muraglitazar and tesaglitazar. This class of drugs functions in part through the same pathway as TZD’s (PPAR gamma) and may thus have similar side effects, specifically hepatitis and liver failure that have lead to the withdrawal of TZD’s. Our products are also expected to be insulin sensitizers but function via a different pathway not involving PPAR and thus not have the same liver problems.

DPP IV inhibitors: or gliptins, are inhibitors of dipeptidyl peptidase 4, (DPP-IV), and the first agent of the class - sitagliptin - was approved by the FDA in 2006. DPP-IV inhibitors are used to control blood glucose levels in T2D. The mechanism of DPP-IV inhibitors is to increase incretin levels (GLP-1 and GIP), which inhibit glucagon release, which in turn increases insulin secretion, decreases gastric emptying, and decreases blood glucose levels. DPP-IV inhibitors. DPP-IV inhibitors would not be effective in patients with T2D and insulin resistance. Our products are targeted to T2D patients with insulin resistance.

Sodium-Glucose Linked Transporter 2 (SGLT2) inhibitors block the reabsorption of glucose by kidneys, resulting in increased glucose in urine. Phase III data suggests this class of drugs results in a 0.37% decrease in HbA1c, 2.5% weight loss, a moderate decrease in blood pressure, and improvement in the HDL/LDL ratio. This class of drugs blocks a system in the kidneys for capturing glucose using a small molecule inhibitor, and the specificity and long-term side effects of this drug are not fully realized. Side effects reported to date with this class of drugs includes cardiovascular problems and increased LDL cholesterol and urinary tract infections. DM199 is a naturally occurring protein that functions through natural pathways, and may benefit cardiovascular health due anti-hypertensive effects. Several companies have SGLT2 inhibitors in development including Dapagliflozin (AstraZeneca/ Bristol-Myers Squibb), Empagliflozin (Eli Lilly) ; remogliflozin etabonate (Glaxo Smithkline/ Kissei Pharmaceuticals) and Tofogliflozin (Chugai Pharma).

The majority of these T2D drugs in clinical development are reportedly being designed to improve upon existing therapies. Using a “best-in-class” approach, these “me-too” products are intended to improve pharmacokinetics or reduce side effects. In contrast, our products are novel, “first-in-class” therapeutics that appear to function via a different mechanism compared to the currently marketed products and medicines under development.

5. Business Strategy

Our goal is to use our patented and licensed technologies to establish us as a leader in the development and commercialization of therapeutic treatments for diabetes and related diseases. We also intend to explore other uses for our patented and licensed technologies, such as the development of therapies for the treatment of a broader set of conditions.

Clinical Development Collaborations

We plan to advance our lead drug candidates through Phase I and Phase II clinical trials as appropriate to create shareholder value by establishing their clinical and commercial potential as therapies for diabetes. We will consider opportunities for negotiating the terms of corporate partnerships during the drug’s development program. As we develop our lead drug candidates, we intend to work with third party clinical research organizations (“CROs”) to perform and manage clinical trials. We intend to supplement our in-house clinical and regulatory capabilities in the design and implementation of clinical trials by entering into partnerships with external consultants, collaborators and CROs.

Commercialization Partnerships and Other Strategic Initiatives

We intend to seek corporate partnerships or other strategic initiatives with established pharmaceutical and biotechnology companies to continue the development of our technologies through later stage clinical trials. We plan to enter into agreements with such pharmaceutical and biotechnology companies to conduct Phase III trials, file the appropriate NDA and ultimately market and sell the drug products we develop. We believe this will eliminate the need for us to raise the significant capital required to perform the large multi-centre pivotal trials required for regulatory approval of our drug candidates and to build the resources necessary to market prescription pharmaceuticals and thereby mitigate the risks inherent in late-stage clinical drug development. We are under confidentiality agreements with numerous pharmaceutical firms and have ongoing discussions and correspondence, including proposed terms, regarding partnering and other strategic initiatives in connection with licencing some or all of our products, however, such discussions and other correspondence have not yet resulted in any binding agreements and there is no assurance that they ever will. Additionally, there is no assurance that we will secure the type of partnership or strategic initiative discussed above.

Strategic Technology Partnerships

We intend to seek partnerships to out-license our existing technologies to others for additional potential indications and uses that may be validated or discovered in the future. These partnerships would enhance the value of our intellectual property and allow for the development of these additional indications without the need to acquire the resources needed for in-house development.

Financial Strategy

To maintain our pipeline development as well as capitalizing on opportunities to expand the pipeline, we will seek to raise additional funds through:

(i) The issuance of equity; and/or

(ii) Establishment of partnership agreements or acquisition with pharmaceutical, biopharmaceutical and/or biotechnology companies for products and technologies we are developing.

6. Intellectual Property

General

We view patents and other means of intellectual property protection as essential to our core business by translating our innovations into tangible property and protecting our proprietary technology from infringement by competitors. To that end, patents are frequently reviewed and continue to be sought in relation to those components or concepts of our pre-clinical and clinical products to ensure that a high level of protection is obtained. Our strategy, where possible, is to file patent applications to protect our products, as well as methods of manufacturing, administering and using the products. Prior art searches of both patent and scientific databases are performed to determine novelty, inventiveness and freedom-to-operate. We require all employees, consultants, and parties to collaborative research agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration with us. These agreements require that all confidential information developed or made known during the course of the engagement with us is to be kept confidential. We also maintain agreements with scientific staff and all parties contracted in a scientific capacity, providing that all inventions resulting from work performed for us, using our property, or relating to our business and conceived or completed during the period covered by the agreement are our exclusive property.

Our patent portfolio includes 13 patent families comprising approximately 13 issued patents, 42 pending applications and three PCT applications that are owned by us, and three in-licensed patents, which include claims for composition of matter, methods of use, diagnosis and drug combinations. For our DM199 program, this includes seven patent families consisting of one issued and 32 pending applications and two PCT applications that are directed to composition of matter, formulations, glycoforms, administration and methods of use. For our DM204 product candidate, we own eight applications with claims to composition of matter and methods of use.

We have licensed Canadian and U.S. patent applications for the use of DM199 to treat autoimmune disorders including Type 1 diabetes mellitus and rheumatoid arthritis from the University of Manitoba. These patent applications were filed on June 6, 2001 and will expire in June 6, 2021. One of these patents (US Patent 7,195,759) issued with claims to use of DM199 in the treatment of rheumatoid arthritis.

DM199 Program

The DM199 patent families protect composition of matter including glycoforms, formulations, methods of administration, and a variety of therapeutic and diagnostic approaches pertaining to metabolic disorders including diabetes and neurological disorders. All intellectual property associated with development, manufacturing and testing of DM199 in disease models is exclusively owned by us. We currently have patent applications for the use of DM199 for several indications. We recognize many third party patents claim techniques used in the development and manufacture of recombinant proteins, and we have endeavored to use manufacturing technologies that are free of third party patents. Additionally, for manufacture of DM199 we have licensed an expression system and cell line with proven GMP and regulatory support, and are contracting with a contract manufacturing organization (“CMO”) with proven GMP experience in manufacturing of recombinant proteins for clinical trials.

DM204 Program

We are the exclusive owner of all intellectual property rights related to the development, manufacturing and testing of the antibody DM204. We have filed eight national and regional patent applications with claims to DM204, composition of matter and use of DM204 to treat diabetes, hypertension, myocardial infarction and stroke, and other indications.

7. Regulatory Process

Securing final regulatory approval for the manufacture and sale of human therapeutic products in the US, Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in the US is the Food and Drug Administration (“FDA”), in Canada it is Health Canada, and in Europe it is the European Medicines Agency or (“EMA”). Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in US, Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations, which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to current Good Manufacturing Practices (“cGMP”) during production and storage, and control of marketing activities, including advertising, labeling and pricing approval.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products.

US Approval Process

In the US, the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to protect human health by ensuring that all medications on the market are safe and effective. The FDA’s approval process examines potential drugs; only those that meet strict requirements are approved.

The US food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to cGMP. The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the U.S. follows.

Stage 1: Pre-clinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called pre-clinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted in an Investigational New Drug (“IND”) application to the FDA for review, to decide if the drug is safe to proceed for study in humans.

Stage 2: Clinical Research. In Stage 2, the experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase 1. Phase 1 includes the initial introduction of an investigational new drug into humans. Phase 1 studies are typically closely monitored and may be conducted in patients or normal volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. The total number of subjects and patients included in Phase 1 studies varies with the drug, but is generally in the range of 20 to 80.

Phase 1 studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.”

Phase 2. Phase 2 includes the controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug.

Phase 2 studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

Phase 3. Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase 3 studies usually include from several hundred to several thousand subjects.

Stage 3: FDA Review for Approval. Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application (“NDA”). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinions of the drug. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing. After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it can be marketed for that purpose.

European Approval Process

The EMA process is roughly parallel to that of the FDA in terms of the strict requirements. The EMA was set up in 1995 in an attempt to harmonize (but not replace) the work of existing national medicine regulatory bodies in individual European countries. As with the FDA, the EMA drug review and approval process follows different stages from pre-clinical testing through clinical testing in Phase I, II and III. There are also some differences between the FDA and EMA review process, and specifically the review process in individual European countries. Such differences may allow certain drug products to be tested in patients at an earlier stage of development.

8. Organizational Structure

We have one wholly-owned subsidiary, DiaMedica USA, which was incorporated on May 15, 2012, pursuant to the General Corporation Law of the State of Delaware, United States. The registered office of DiaMedica USA is The Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington, DE, 19801, County of New Castle. The office address of DiaMedica USA is One Carlson Parkway, Suite 124 Minneapolis, MN 55447.

9. Property, plant and equipment

We operate from approximately 3,370 square feet of leased space at the head office of our U.S. subsidiary at One Carlson Parkway, Suite 124, Minneapolis, MN 55447. We use qualified vendors to conduct research and development and manufacturing on our behalf. We incur only minor capital expenditures in the operation of our business. As at December 31, 2012, the net carrying value of our property and equipment was $6,560.

10. We have limited experience in manufacturing products for clinical or commercial purposes.

We believe that we have established contract manufacturing relationships for the supply of DM199 in the U.S. to ensure that we will have sufficient material for clinical trials. In addition, we are establishing the basis for long-term commercial production capabilities. As with any supply program, obtaining raw materials of the required quality and quantity cannot be guaranteed and we cannot ensure that we will be successful in this endeavor.

Prior to the time of commercial sale, to the extent possible and commercially practicable, we intend to seek to engage back-up suppliers for DM199. Until such time, we expect that we will rely on a single contract manufacturer to produce DM199 under current Good Manufacturing Practice, or cGMP, regulations. Our third-party manufacturers have a limited number of facilities in which DM199 can be produced and will have limited experience in manufacturing DM199 in quantities sufficient for commercialization. Our third-party manufacturers will have other clients and may have other priorities that could affect their ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control.

We expect to similarly rely on contract manufacturing relationships for DM204 or for any products that we may in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. Any of our contractors in Europe face similar challenges from the numerous European Union and member state regulatory agencies and authorized bodies. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations and periodic auditing. If they are deemed out of compliance with cGMPs, approvals could be delayed, product recalls could result, inventory could be destroyed, production could be stopped and supplies could be delayed or otherwise disrupted.

If we need to change manufacturers after commercialization, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay, and disruption of supply. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

11. Implications of being an emerging growth company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

  reduced disclosure obligations regarding executive compensation; and

  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2013, the years ended December 31, 2012 and 2011, and the years ended December 31, 2011 and 2010, should be read in conjunction with our consolidated financial statements and related notes included in this registration statement in accordance with “Item 8. Financial Information”. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

See “Item 17. Financial Statements” and the notes to the financial statements included as part of this registration statement for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

For the nine months ended September 30, 2013 and 2012

Since inception, we have incurred losses while advancing the research and development of our therapeutic products. Net loss for the nine months ended September 30, 2013 was $6,407,668 compared to a loss of $6,959,171 for the nine months ended September 30, 2012. The decrease in net loss for the nine months ended September 30, 2013 over the comparable period of the prior year was due mainly to lower non-cash amortization of intangible assets of $587,208.

Research and Development

Components of research and development expenses for the nine months ended September 30 were as follows:

	2013	2012
	$	$
Research and development programs, other	648,970	814,362
DM 199	2,074,079	1,870,778
DM 204	472,276	460,381
Salaries, fees and short-term benefits	970,947	507,880
Share-based compensation	352,479	563,493
Depreciation of property and equipment	3,720	2,222
Amortization of intangible assets	1,174,416	1,761,624
Government assistance	(41,276)	(16,456)
Total	5,655,611	5,964,284

Research and development program expenditures include direct and indirect costs associated with the our research and development programs, including personnel costs, manufacturing, pre-clinical and clinical research costs, business development, intellectual property costs, and consulting.

The decrease in research and development expenses for the nine months ended September 30, 2013 was due mainly to lower non-cash amortization of intangibles for the Sanomune technologies by $587,208, partially offset by higher research spending on DM199 of $203,301 primarily for the Phase I/II clinical trials compared to lower costs of pre-clinical studies and manufacturing scale-up in the prior year’s comparative period. DM204 costs were comparable for the two periods, while manufacturing and other consulting costs decreased by approximately $141,000. Salary and benefits costs were higher in part reflecting the addition of senior staff to manage clinical and regulatory operations and in part due to the 2012 bonuses recorded as share-based compensation expenses on the issue of DSU units. Non-cash expenses for share-based compensation were lower by $211,014 in the first half of 2013 compared to the prior year period.

General and Administrative

Components of general and administrative expenses for the nine months ended September 30 were as follows:

	2013	2012
	$	$
General and administrative	410,046	648,006
Salaries, fees and short-term benefits	102,393	122,764
Share-based compensation	250,044	235,562
Total	762,483	1,006,332

General and administration expenses include costs not directly related to research activities. This includes expenses for professional fees such as legal and audit, fees related to maintaining a public stock exchange listing, shareholder relations’ activities and insurance.

General and administration expenses for the nine months ended September 30, 2013 decreased over the comparable period due mainly to lower advisory costs related to capital markets and investor relations of $237,103. Salaries, fees and short-term benefits costs and on-cash share-based compensation expenses were comparable between the periods.

Finance income and finance costs

Interest income for the nine months ended September 30, 2013 was lower than the comparable period due mainly to higher average cash balances last year. Finance costs for the nine months ended September 30, 2013 were lower than the comparable prior year period which had a net foreign exchange loss of $23,137 compared to a small net gain in 2013.

For the years ended December 31, 2012 and 2011

Net loss for the year ended December 31, 2012 was $9,999,640 compared to a loss of $6,746,915 for the year ended December 31, 2011. The increase in net loss for the year ended December 31, 2012 over the prior year was due mainly to higher DM-199 program costs for preclinical studies and for drug manufacturing in anticipation of initiating the Phase I/II clinical trial in diabetes in 2013.

Research and Development

Components of research and development expenses for the years ended December 31 were as follows:

	2012	2011
	$	$
Research and development programs	1,116,854	612,574
DM 199	3,528,678	1,356,621
DM 204	535,355	460,276
Salaries, fees and short-term benefits	688,492	720,886
Share-based compensation	668,164	418,394
Depreciation of property and equipment	4,839	2,858
Amortization of intangible assets	2,348,832	2,348,832
Government assistance	(16,456)	(63,229)
Total	8,874,758	5,803,212

The increase in net loss for the year ended December 31, 2012 over 2011 was due mainly to higher research spending on DM199 of $2,172,057 primarily for manufacturing costs, pre-clinical studies and clinical trial preparation costs, and on DM204 of $129,079 for formulation and manufacturing costs. During 2012, we successfully scaled up manufacturing of DM-199 and completed a cGMP manufacturing run at scale to provide drug product for the planned clinical studies. Patent, business development and other advisory costs were higher for 2012 by $377,677 over 2011 due in part to a comprehensive review of our patent portfolio and a change to U.S. patent counsel, and initiation of our partnership strategy. Non-cash expenses for share-based compensation were higher in 2012 by $249,770.

General and Administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2012	2011
	$	$
General and administrative	693,196	335,168
Salaries, fees and short-term benefits	110,668	216,552
Share-based compensation	358,572	431,672
Total	1,162,436	983,392

General and administration expenses for the year ended December 31, 2012 increased over the comparable period due mainly to higher advisory costs related to capital markets strategy and investor relations, partially offset by lower staffing and lower non-cash share based compensation.

Finance income and finance costs

Finance income for the year ended December 31, 2012, was lower than the comparable prior year due mainly to lower average cash balances in 2012. Finance costs for the year ended December 31, 2012 were lower than the comparable prior year due mainly to higher foreign exchange losses in 2011.

For the years ended December 31, 2011 and 2010

Net loss for the year ended December 31, 2011 was $6,746,915 compared to a loss of $4,249,481 for the year ended December 31, 2010. The increase in net loss for the year ended December 31, 2011 resulted mainly from higher research and development expenses. The higher research and development expenses in the year ended December 31, 2011 included a full year of non-cash amortization of the acquired technology intangible asset from the acquisition of Sanomune on June 30, 2010 and higher share-based compensation, higher program spending and lower government assistance. The increase in net loss in 2011 was also due to higher research spending and lower government assistance partially offset by lower professional fees than in the comparable period.

Research and Development

Research and development expenses for the year ended December 31, 2011 were $5,803,212 compared to the year ended December 31, 2010 amount of $2,816,235. The increase in 2011 was due mainly to higher non-cash amortization of intangible assets from the Sanomune acquisition of $1,165,069, higher external program costs for DM 199 (2011 - $1,356,621, 2010 - 739,600) and DM 204 (2011 - $406,276, 2010 - $47,574) primarily for pre-clinical studies and manufacturing of $975,723, higher personnel costs of $435,865, higher share-based compensation of $377,610, and lower government assistance by $307,165, partially offset by lower patent and property and equipment impairment expense of $546,194.

General and Administrative

General and administration expenses for the year ended December 31, 2011 were $983,392 compared to the year ended December 31, 2010 amount of $1,009,893. The decrease in 2011 was due mainly to lower professional fees of $306,822 partially offset by higher share-based compensation of $195,407 and higher personnel costs of $85,472.

Finance income and finance costs

For the year ended December 31, 2011, finance income was higher than the comparable period due to larger average holdings of cash and cash equivalents resulting from the exercise of warrants in the fourth quarter of 2010 and the completion of the financing on July 22, 2011.

B. Liquidity and Capital resources

Since inception, we have financed our operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits. As at September 30, 2013, we had cash and cash equivalents totaling $1,098,643 compared to $2,327,650 at December 31, 2012.

We believe we have sufficient resources available to support our activities into the second quarter of 2014. We will seek to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy our securities. While we may pursue such financing, there is no assurance that funding will be available or obtained on favourable terms.

Our consolidated financial statements have been prepared using IFRS as issued by the IASB that are applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. There is substantial doubt about the appropriateness of the use of the going concern assumption because we have experienced operating losses and cash outflows from operations since incorporation, we will require ongoing funding in order to continue our research and development activities, and we have not reached successful commercialization of our products.

Our future operations are dependent upon our ability to generate product revenues, negotiate license agreements with partners, and secure additional funds. There can be no assurance that we will be successful in commercializing our products, entering into strategic agreements with partners, or raising additional capital on favourable terms or at all. There is also no certainty that these and other funding strategies will be sufficient to permit us to continue as a going concern.

Our consolidated financial statements do not reflect adjustments in the carrying values of our assets and liabilities, expenses, and the balance sheet classification used, which would be necessary if the going concern assumption was not appropriate. Such adjustments could be material.

Common shares issued – for the year ended December 31, 2013

On March 22, 2013, we completed a prospectus offering of 5,111,175 units at a price of $0.90 per unit, for aggregate gross proceeds of $4,600,058 ($3,949,127 net of issuance costs). Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on March 22, 2016. The warrant expiry date can be accelerated at our option in the event that the volume-weighted average trading price of our common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, we issued 357,782 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on March 22, 2014.

The $0.90 unit issue price was allocated to common shares in the amount of $0.79 per common share and the unit warrants were allocated a price of $0.11 per half-warrant. The costs of the issue were allocated on a pro rata basis to the common shares and unit warrants. Accordingly, $3,466,456 was allocated to common shares and $482,671 to the unit warrants, net of issue costs. Assumptions used to determine the value of the unit warrants were: dividend yield 0%; risk-free interest rate 1.1%; expected volatility 69%; and average expected life of 36 months. Assumptions used to determine the value of the compensation warrants were: dividend yield 0%; risk-free interest rate 1.0%; expected volatility 63%, respectively; and average expected life of 12 months.

On December 23, 2013, we completed a prospectus offering of 2,888,910 units at a price of $0.90 per unit, for aggregate gross proceeds of $2,600,019. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on December 23, 2015. The warrant expiry date can be accelerated at our option in the event that the volume-weighted average trading price of our common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, we issued 173,335 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on December 23, 2014.

During the year ended December 31, 2013, 96,042 common shares were issued on the exercise of stock options for gross proceeds of $63,750 and 24,025 common shares were issued on the exercise of warrants for gross proceeds of $23,442. We amended the exercise price of the 1,055,600 outstanding warrants that were issued in May 2012 in connection with an earlier exercise incentive program from an exercise price of $2.50 to an exercise price of $1.60.

Subsequent to the year-end on January 3, 2014, we completed a non-brokered private placement of 154,500 units at a price of $0.90 per unit, for aggregate gross proceeds of $139,050. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on December 23, 2015. The warrant expiry date can be accelerated at our option in the event that the volume-weighted average trading price of our common shares exceeds $1.60 per common share for any 10 consecutive trading days. A finder’s fee equal to 6% cash and 6% warrants of the aggregate gross proceeds raised under the private placement may be payable to persons arm’s length to us at our discretion in connection with introducing subscribers to the offering.

Common shares issued – for the year ended December 31, 2012

On May 8, 2012, we completed an incentive program to encourage the early exercise of the $1.50 warrants that were previously issued in connection with our short form prospectus offering in July 2011 (the “Original Warrants”). We amended the terms of the Original Warrants to enable the holders thereof to receive a Unit in lieu of a common share of DiaMedica on the exercise of their Original Warrants prior to the May 8, 2012 incentive expiry date. Each Unit consisted of one common share in the capital stock of DiaMedica and one-half of one warrant (each whole warrant, a “New Warrant”). Each New Warrant entitled the holder thereof to acquire a common share in DiaMedica at a price of $2.50 per share for 24 months following the date of issue of the Unit. On May 8, 2012, 2,111,200 common shares were issued on the exercise of $1.50 warrants for gross proceeds of $3,166,800 ($3,150,781 net of issuance costs) under the incentive program, and accordingly, 1,055,600 New Warrants, with a total grant date fair value of $277,000, were issued with an exercise price of $2.50. Assumptions used in an option pricing model to determine the value of the New Warrants were: dividend yield 0%; risk-free interest rate 1.2%; expected volatility 74%; and expected life of 2 years.

In the event the volume-weighted average trading price of our common shares exceeds $3.00 per share for a period of 10 consecutive trading days, we may, at our option, accelerate the New Warrant Expiry Date by delivery of notice to the holders of New Warrants and issuing a press release announcing such acceleration and, in such case, the New Warrant Expiry Date shall be deemed to be the 30th day following the later of: (i) the date on which the Warrant Acceleration Notice is sent to Warrant holders; and (ii) the date of issuance of the Warrant Acceleration Press Release.

On August 3, 2012, the ten-day volume-weighted average trading price of our common shares exceeded $2.00 per common share and we provided notice to the $1.50 Original Warrant holders that the expiry date of these warrants had been accelerated to September 7, 2012. In the third quarter, 1,189,300 warrants were exercised for gross proceeds of $1,706,324 and the remaining 115,000 warrants expired.

During the year ended December 31, 2012, 273,000 common shares were issued on the exercise of stock options for gross proceeds of $281,400.

September 30, 2013 Compared to December 31, 2012

As at September 30, 2013, we had cash and cash equivalents totaling $1,098,643 compared to $2,327,650 at December 31, 2012.

The working capital position (current assets less current liabilities) at September 30, 2013 was $234,694 compared to a working capital position of $877,528 at December 31, 2012. The decrease was due mainly to the completion of a prospectus offering of 5,111,175 units at a price of $0.90 per unit, for aggregate gross proceeds to us of $4,600,058 ($3,949,127 net of issuance costs) in the first quarter of 2013 less ongoing operating costs for the nine months ended September 30, 2013 of $4,627,009, net of a decrease in accounts payable from $1,574,253 at December 31, 2012 to $993,202 at September 30, 2013.

Total assets decreased to $1,531,489 at September 30, 2013 from $3,827,310 at December 31, 2012 due mainly to amortization of intangible assets and due to the use of cash and cash equivalents for operating expenditures. At September 30, 2013 we had no interest bearing long-term liabilities or debt.

Common shares issued – for the year ended December 31, 2011

On July 22, 2011, we completed a prospectus offering of 3,105,000 Units at a price of $1.25 per Unit, for aggregate gross proceeds of $3,881,250 ($3,178,383 net of issuance costs). Each Unit consisted of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitled the holder to purchase one common share at a price of $1.50 at any time prior to expiry on July 22, 2013. The Warrant expiry date could be accelerated at our option, in the event that the volume-weighted average trading price of our common shares exceeds $2.00 per common share for any 10 consecutive trading days. In connection with the financing, we issued 310,500 Compensation Warrants having an aggregate fair value of $65,205 estimated using an option pricing model. Each Compensation Warrant entitles the holder to acquire one common share at an exercise price of $1.25 prior to expiry on July 22, 2012.

The $1.25 unit issue price was allocated to common shares in the amount of $0.99 per share and the Warrants were allocated a price of $0.26 per Warrant. The costs of the issue were allocated on a pro rata basis to the common shares and Warrants. Accordingly, $2,517,279 was allocated to common shares and $661,104 to Warrants, net of issue costs. Assumptions used to determine the value of the Warrants and the Compensation Warrants were: dividend yield 0%; risk-free interest rate 1.5%; expected volatility 89% and 76%, respectively; and average expected life of 24 and 12 months, respectively.

During the year ended December 31, 2011, 540,000 common shares were issued on the exercise of warrants for gross proceeds of $216,000.

December 31, 2012 Compared to December 31, 2011

As at December 31, 2012, we had cash and cash equivalents totaling $2,327,650 compared to $2,707,663 at December 31, 2011.

The working capital position at December 31, 2012 was $877,528 compared to a working capital position of $2,421,300 at December 31, 2011. Accounts payable were significantly higher at the end of 2012 compared to the end of 2011 due to large expenditures for manufacturing and preclinical studies near the 2012 year end.

December 31, 2011 Compared to December 31, 2010

As at December 31, 2011, we had cash and cash equivalents totaling $2,707,663 compared to $2,837,224 at December 31, 2010. For fiscal 2011, cash inflows from financing approximated cash outflows from operations.

The working capital position at December 31, 2011 of $2,421,300 was comparable to the working capital position of $2,587,847 at December 31, 2010.

C. Research and Development, Patents and Licenses, etc.

We are a clinical stage biotechnology company developing first-in-class treatments for the treatment of diabetes. We rely on patents and licenses to enable the commercialization of our novel technologies. See “Item 4. Information on the Company” and Item 4.B. under the heading “Intellectual Property”.

D. Trend Information

The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs, regulatory approval times and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.

Our success is dependent on bringing our products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of our R&D activities and the commercialization of our products are dependent on our ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or our ability to fund these programs going forward.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F. Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of September 30, 2013 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at September 30, 2013:

	Payments due by period
Contractual Obligations(1)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital (Finance) Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations (2)	$89,305	$43,810	$45,495	$ -	$ -
Purchase Obligations (3)	$2,462,265	$2,261,635	$140,555	$40,050	$20,025
Other Long-Term Liabilities Reflected on our Balance Sheet under IFRS	$ -	$ -	$ -	$ -	$ -
Total	$2,551,570	$2,305,445	$186,050	$40,050	$20,025

Notes:

(1)	Contractual obligations in the above table do not include amounts in accounts payable and accrued liabilities on our balance sheet as at September 30, 2013.
(2)	Operating lease obligations expire in September 2015.
(3)

Purchase obligations relate primarily to agreements related to the conduct of our DM199 clinical trials. We have a license agreement with the University of Manitoba that has minimum annual payments of $20,025.

G. Safe harbor

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our Directors and senior management:

Name, Present Office Held	Director Since	Principal Business Activities and Other Principal Directorships
Michael Giuffre Director(2)	August 2010

Dr. Giuffre is a Clinical Professor of cardiac sciences and pediatrics, faculty of Medicine, University of Calgary since 2009, and Associate Professor since 1995. He is currently President elect Alberta Medical Association, and board member since 1995 and pediatric cardiologist at Alberta Children’s Hospital since June 1990.

Rick Pauls President & Chief Executive Officer and Director,Chair	April 2005

Mr. Pauls is the Chairman, President & Chief Executive Officer of DiaMedica Inc., since July 31, 2009. From 2002 until the beginning of 2010, he was the Managing Director of CentreStone Ventures Inc., a life sciences venture capital fund. Mr. Pauls also sits on the board of LED Medical Diagnostics Inc.

Richard Pilnik Director (2)	January 2009

Mr. Pilnik is the Executive Vice President of Quintiles Inc. since April 2009. In 2008, he retired after 25 years with Eli Lilly & Co. where his most recent positions were group Vice President and Chief Marketing Officer. He currently sits on the board of the Duke University Fuqua School of Business.

Dawson Reimer Director (1)	September 2011

Mr. Reimer is the President and Chief Operating Officer at Medicure Inc. where he has been employed since 2001. Mr. Reimer has been employed by Medicure since 2001 and held a variety of management positions in corporate, clinical, and commercial operations prior to assuming the position of President and COO in 2011.

Thomas Wellner Director (1)(2)	April 2008

Mr. Wellner is Co-CEO of Life Labs since its acquisition of CML Healthcare on October 1, 2013, were he was President and CEO from February 6, 2012. He was also President and CEO of Therapure Biopharma Inc. from April 2008 until May 2011. He was President and General Manager of Eli Lilly Germany from October 2004 to October 2007, before becoming Global Brand Development Leader for Insulins and Devices at Eli Lilly & Co from October 2007 to March 2008. Mr. Wellner also sits on the board of Critical Outcome Technologies, Ltd.

Dennis D. Kim, M.D. Chief Medical Officer	n/a

Dr. Kim was appointed Chief Medical Officer in April, 2013. He is a Principal of MetaCon, Inc. Previously, Sr. VP of Medical Affairs, Orexigen Therapeutics, and Vice President, Medical Affairs and Chief Medical Officer of EnteroMedics, Inc.

James Parsons, CA Vice-President, Finance	n/a

Mr. Parsons was appointed Vice President, Finance in October 2010. He was previously CFO of Amorfix Life Sciences Ltd. from 2006 to 2010. Mr. Parsons is also CFO of. Stem Cell Therapeutics Corp since August 2011.

Mark Robbins, PhD Vice-President, Clinical and Regulatory Affairs	n/a

Dr. Robbins was appointed Vice President, Clinical and Regulatory Affairs of DiaMedica in December 2012. From 2008 to 2011 Dr. Robbins was Vice President, Legal, Scientific and Technical Operations at Upsher-Smith Labs and from 2011 to 2012 operated Kodiak Strategic Consultants, LLC, a clinical and regulatory consulting business.

Mark Williams, PhD Vice-President, Research	n/a	Dr. Williams was appointed Vice President, Research of DiaMedica in June 2010. Dr. Williams has worked with DiaMedica since 2005.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Governance and Compensation Committee.

Summary of Business Experience

Rick Pauls, M.B.A. (42 years) - Chairman of the Board, President & Chief Executive Officer
Mr. Rick Pauls was appointed President & Chief Executive Officer of DiaMedica in July 2009 and has been Chairman of the board of directors since 2008. Mr. Pauls was previously the Managing Director of CentreStone Ventures Inc., an early stage life sciences venture capital fund. Prior to CentreStone Ventures Inc., he was with Centara Corporation, another early stage venture capital fund. Before this, Mr. Pauls specialized in asset-backed securitization and structured finance with General Motors Acceptance Corporation in Minnesota. He received his Bachelor of Arts in Economics from the University of Manitoba and his M.B.A. in Finance from the University of North Dakota.

Michael Giuffre, M.D. (58 years) - Director
Dr. Giuffre was appointed to the Board of Directors in August 2010. As a Clinical Professor of Cardiac Sciences and Pediatrics at the University of Calgary, Dr. Giuffre maintains a portfolio of clinical practice, cardiovascular research, and university teaching. He maintains on-going involvement in both health care administration, and in the biotechnology business sector. Dr. Giuffre is Past President of the Calgary and Area Physicians Association (CAPA) and a past representative to the board of the Calgary Health Region. Dr Giuffre holds a B.Sc. in cellular and microbial biology, an MD and an MBA. His Canadian Royal College board certified specialties include Pediatrics, Pediatric Cardiology and a subspecialty in Pediatric Electrophysiology. As a biotechnology consultant, Dr. Giuffre has been involved with RedSky Inc. (acquired by Research in Motion), MDMI, and MedMira Inc. He is currently on the boards of IC2E Inc and FoodChek Inc. He serves on the Medical Advisory Board of the SADS Foundation and on the boards of Unicef Canada and the Alberta Medical Association. He is also an MD-MP contact for the Canadian Medical Association. Dr. Giuffre has recently received a Certified and Registered Appointment by the American Academy of Cardiology, “Distinguished Fellow of the American Academy of Cardiology,” and in 2005 was awarded “Physician of the Year” by the Calgary Medical Society.

Richard Pilnik (56 years) - Director
Mr. Pilnik was appointed to the Board of Directors in January 2009. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly and Company. Most recently at Eli Lilly, Mr. Pilnik served as Group Vice President and Chief Marketing Officer, where he was directly responsible for commercial strategy, market research and medical marketing. Prior to that, Mr. Pilnik served as President of Eli Lilly Europe, Middle East and Africa and the Commonwealth of the Independent States, a regional organization of former Soviet Republics, where he oversaw 50 countries and positioned Eli Lilly as the fastest growing pharmaceutical company in the region. Mr. Pilnik also held several marketing and sales management positions in the United States, Europe and Latin America during his tenure at Eli Lilly. Mr. Pilnik is the Executive Vice President of Quintiles Inc. and also served as President of Innovex, the commercial group of Quintiles Transnational Corp. Innovex is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. in economics from Duke University and an MBA from the Kellogg School of Management at Northwestern University.

Dawson Reimer (42 years) - Director
Mr. Reimer was elected to the Board of Directors in September 2011. Mr. Reimer was promoted to the President and Chief Operating Officer of Medicure Inc. in July 2011, having served in the capacity of Vice President, Operations since June 2004. Mr. Reimer has overseen most aspects of the Medicure’s business including product development and all facets of the company’s commercial sales and marketing operations. Mr. Reimer has consulted with a number of public and private life science companies, and currently serves as Chair of the Life Science Association of Manitoba. Mr. Reimer holds a Masters Degree in Economic Development from the University of Waterloo.

Thomas Wellner (48 years) - Director
Mr. Wellner was appointed to the Board of Directors in August 2008. Mr. Wellner was President and Chief Executive Officer of CML Healthcare to October 1, 2013, when CML was acquired by LifeLabs, Canada’s largest laboratory testing service provider . Mr. Wellner continues as Co-CEO to provide additional support and leadership through the transition and integration of the businesses. Mr. Wellner served in several leadership positions during his 20-year career at Eli Lilly and Company. Most recently at Eli Lilly, Mr. Wellner served as Global Brand Leader for Insulin and Devices. Mr. Wellner worked globally for Eli Lilly in multifaceted positions. He designed and set up Lilly’s re-entry into the Chinese market and was the first marketing manager for Eli Lilly in China. In 2000, he moved to London to become Executive Director, Eli Lilly European Operations Marketing, Sales and IT before being appointed to become President & General Manger, Eli Lilly Deutschland Gmbh from 2004 to 2007. From 2008 to 2011, Mr. Wellner assumed the role of President and CEO of Therapure Biopharma Inc., a privately held Global Biologics CMO and drug development company. Mr. Wellner also serves on a number of boards of directors and advises private equity clients and invests in healthcare and technology services businesses.

Dennis D. Kim, M.D., M.B.A. (43 years) - Chief Medical Officer
Dr. Kim joined us in April 2013 and provided consulting services since July 2012. Dr. Kim is a board-certified endocrinologist and a founding member/Principal of MetaCon, Inc. Dr. Kim previously served in a variety of senior executive positions in the biopharmaceutical industry including Senior Vice President of Medical Affairs at Orexigen Therapeutics (public biotech company focused on obesity pharmacotherapy), Vice President, Medical Affairs and Chief Medical Officer of EnteroMedics, Inc, and various senior management positions at Amylin Pharmaceuticals, Inc. over 7 years, including Executive Director of Corporate Strategy and the program medical lead for development and commercialization of Byetta® (exenatide) for treatment of Type 2 diabetes. Dr. Kim completed his fellowship in Endocrinology/Metabolism at University of California, San Diego (UCSD) during which time he investigated the pathophysiology of diabetes and metabolic syndrome. He is extensively published in top peer-reviewed medical and scientific journals with over 50 publications to his name. Dr. Kim also received an MBA degree with honors from UCSD Rady School of Management. He continues to provide medical care to patients as a Clinical Assistant Professor of Medicine at UCSD.

James Parsons, C.A. (48 years) - Vice President, Finance
Mr. Parsons joined us in October 2010 with an extensive background in the life sciences industry and over 20 years of financial management experience. Prior to joining us, Mr. Parsons was the Chief Financial Officer and Corporate Secretary for Amorfix Life Sciences Ltd. where his responsibilities included finance, administration, contract management, and corporate governance. Mr. Parsons has been a CFO in the life sciences industry since 2000 with early-stage to late-clinical stage biotechnology companies across many diagnostic and therapeutic service areas. He is also currently the Chief Financial Officer of Stem Cell Therapeutics Corp since August 2011. Mr. Parsons has a Master of Accounting degree from the University of Waterloo.

Mark Williams, Ph.D. (42 years) - Vice President of Research
Dr. Williams joined us in June 2010 on our acquisition of Sanomune Inc. Dr. Williams earned his Ph.D. at the University of Alberta in the laboratory of Dr. Lorne Tyrrell, who discovered Lamivudine®, for the treatment of Hepatitis B. Dr. Williams is the co-founder of Sanomune, a company focused on neurological and autoimmune disorders. He is an inventor on more than 10 patents and has been awarded several research grants. He has overseen the approval of five Phase II clinical trials in therapeutic areas ranging from diabetes and Alzheimer’s disease, to rheumatoid arthritis. Three of these products have successfully completed Phase II clinical trials.

Mark Robbins, Ph.D., J.D. (60 years) - Vice President, Clinical and Regulatory Affairs
Dr. Robbins joined us in December 2012. Dr. Robbins has over 30 years of experience in biopharmaceutical drug development. He developed and successfully implemented regulatory/clinical strategies leading to 11 successful NDA/BLA approvals in various therapeutic areas including endocrine/metabolic, cardiology, neurology, dermatology, and oncology. Dr. Robbins spent 15 years with Upsher-Smith Laboratories, advancing to Executive Vice President, Legal, Scientific and Technical Operations, and Chief Scientific Officer, where he oversaw the clinical and regulatory strategies for several drugs ranging from R&D to manufacturing and Phase I to Phase III. Prior to this, Dr. Robbins was President and COO of Certus International, a Contract Research Organization, overseeing the clinical and regulatory development programs for pharmaceutical and biotechnology companies. Previous to this role, Dr. Robbins spent 13 years at Mallinckrodt Group, Inc., advancing to Director of Medical Affairs. Dr. Robbins is a Diplomate of the American Board of Toxicology and obtained Regulatory Affairs Certification.

Scientific Advisors

The following are members of our Company’s Scientific Board of Advisors:

John Amatruda, M.D.
Dr. John Amatruda is a senior pharmaceutical research executive, and the former Senior Vice President and Franchise Head for Diabetes and Obesity at Merck Research Laboratories. Under Dr. Amatruda’s leadership, the development program and regulatory approvals of JanuviaTM and JanumetTM – the first compounds in the important class of DPP-IV inhibitors for Type 2 diabetes – were initiated and completed. He was also a member of the Research Management Committee and acting Therapeutic Area Head for Cardiovascular Disease while at Merck. More recently, Dr. Amatruda was on the Scientific Advisory Board of Marcadia Biotech Inc., a preclinical stage Type 2 diabetes/obesity company that was acquired by Roche Holding Ltd., of Basel, Switzerland in December, 2010. In addition to his tenure at Merck, Dr. Amatruda started and ran a drug discovery group at Bayer Corp where he served as Vice President and Therapeutic Area Research Head for Metabolic Disorders research, as well as a Professor of Medicine Adjunct at Yale University School of Medicine. He is board certified in internal medicine, endocrinology and metabolism and has a proven track record in academics and pharmaceutical discovery research and development, including several novel candidate compounds, Investigational New Drugs (INDs), translational studies, development programs and four New Drug Applications (NDAs). Dr. Amatruda is an author on over 150 papers, abstracts, reviews and book chapters, primarily in the areas of insulin action in vitro systems and in clinical diabetes and obesity. He graduated from Yale University, received his MD degree from the Medical College of Wisconsin and did his internship and residency in Internal Medicine and Fellowship in Endocrinology and Metabolism at The Johns Hopkins Hospital.

Paul Burn, Ph.D.
Dr. Burn recently retired as the Broin Chair and Director for The Sanford Project, an emerging translational research center focused on identifying and delivering a cure for Type 1 diabetes. He also holds an appointment as Professor of Pediatrics at the Sanford School of Medicine of The University of South Dakota. Prior to the appointment at Sanford Health, Dr. Burn served in the position of Senior Vice President of Research & Development at the Juvenile Diabetes Research Foundation (JDRF). Dr. Burn gained international industry R&D experience as Director of Metabolic Research & Development at Bayer Health Care; at Eli Lilly & Company where he held the position of Director of Endocrine Research & Clinical Investigation; as Vice President of Research & Development at Monsanto/Pharmacia; and at Hoffman-La Roche as the Global Head for the Metabolic Diseases Therapeutic Area and as Vice President of Biotechnology. Dr. Burn’s business expertise includes establishing and leading alliances with strategic partners and in- and out-licensing of compounds and projects. In addition, he has facilitated a portfolio of 52 clinical trials, served as a consultant to several major pharmaceutical companies and has streamlined the programs of acquired or merged companies.

Alan Cherrington, Ph.D.
Dr. Cherrington currently holds Professorships in both the Department of Molecular Physiology & Biophysics and in the Department of Medicine at Vanderbilt University. He is also the Associate Director of the Diabetes Research and Training Center. Dr. Cherrington served as Chairman of the Molecular Physiology and Biophysics Department from 1998-2007 and was president of the American Diabetes Association in 2004-05. He currently holds the Jacquelyn A. Turner and Dr. Dorothy J. Turner Chair in Diabetes Research. Dr. Cherrington has been the recipient of numerous awards, including two awards presented by the American Diabetes Association: the Lilly Award for Outstanding Scientific Achievement and the Frederick Banting Award for Career Scientific Achievement. He has also received the David Rumbough Award for scientific achievement from the Juvenile Diabetes Research Foundation. Dr. Cherrington’s work over the years has defined the effects of various hormonal and neuronal factors on liver glucose metabolism in the normal and diabetic state. Specifically, he has characterized the effects of insulin, glucagon, cortisol, epinephrine, and norepinephrine on the rates of hepatic glycogenolysis and gluconeogenesis in vivo. He has also studied the response of the liver to glucose ingestion and has shown that postprandial glycogen deposition is dependent not only on the availability of glucose and insulin, but equally on an additional "portal glucose” signal. Dr. Cherrington has significantly advanced our understanding of the way in which hormones and neural mediators regulate the ability of the liver to supply glucose in times of need and to store it in times of plenty. Dr. Cherrington received his undergraduate degree in Biology from the University of New Brunswick in 1967 and his PhD in Physiology from the University of Toronto, where he worked with Dr. Mladen Vranic, in 1973. He then undertook postgraduate training with Dr. Rollo Park at the Vanderbilt University School of Medicine.

Daniel Porte Jr., M.D.
Dr. Porte is Professor of Medicine at the University of California San Diego, Emeritus Professor of Medicine at the University of Washington and past president of the American Diabetes Association. He has served as an advisor to the NIH including service on the National Institute of Diabetes and Digestive and Kidney Diseases council and published extensively over his career. Among his 350+ publications, Dr. Porte is best known for his contributions to our understanding of the regulation of the endocrine pancreas and its role in Type 2 diabetes and obesity, as well as studies of the importance of hyperglycemia to the neuropathic complications of diabetes. Dr. Porte’s present interests include the mechanism for the regulation of the alpha cells secretion of glucagon by the central nervous system, in addition to pancreatic beta cell-related hormones and neuropeptides. Further interests extend to the role of insulin in brain function, glucose homeostasis and body weight regulation and the physiology of the incretin hormones in plasma glucose control and diabetes therapy. Dr. Porte received his M.D. from the University of Chicago Medical School (with Honors) and completed his residency at the VA Hospital and UC San Francisco Moffitt Hospital.

3. Family Relationships

There are no family relationships among our directors and executive officers.

4. Other Arrangements

Mr. Dawson Reimer, director, is a consultant to  CentreStone Ventures Limited Partnership, a major shareholder of our Company.

B. Compensation

For the year ended December 31, 2013, our directors and members of our administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Salary/ Fees earned ($)(2) (6)	Share- based awards ($)(8)	Option- based awards ($)(4)	Non-equity incentive plan compensation (5) ($)	Total ($)
Rick Pauls President & Chief Executive Officer(1)	288,428	Nil	120,795	Nil	409,223
Mark Williams Vice President, Research	182,328	Nil	90,596	Nil	272,924
Mark Robbins Vice President, Clinical and Regulatory Affairs	226,622	Nil	45,298	Nil	271,920
James Parsons Vice President, Finance(3)	74,513	Nil	Nil	Nil	74,513
Dennis Kim Chief Medical Officer(3)	11,838	Nil	Nil	Nil	11,838
David Allan(7) Director	1,500	Nil	Nil	Nil	1,500
Michael Giuffre Director	11,750	Nil	26,362	Nil	38,112
Richard Pilnik Director	11,750	Nil	26,362	Nil	38,112
Dawson Reimer Director	14,000	Nil	26,362	Nil	40,362
Thomas Wellner Director	15,750	Nil	26,362	Nil	42,112

Notes:

(1)	Mr. Pauls is also a director and did not receive any compensation related to his role as a director.
(2)	Salary amounts paid to Mr. Pauls, Dr. Williams and Dr. Robbins have been converted to Canadian dollars at $1 Cdn = U.S. $0.9708.
(3)	The salary amounts for Mr. Parsons and Dr. Kim were paid to them as consultants. Mr. Parsons acts in the capacity of the Chief Financial Officer and is the corporate secretary.
(4)

The option-based awards value is the grant date fair value of these options calculated in accordance with International Financial Reporting Standards (IFRS) using the Black-Scholes option pricing model.

(5)	As of the date of this registration statement, bonuses for 2013 have not been determined.
(6)	Fees for Mr. Reimer are paid to CentreStone Ventures Limited Partnership.
(7)	David Allan resigned as a director on February 22, 2013.
(8)

For each board of directors meeting held in the financial year ended December 31, 2013, we compensated each director as follows: $1,500 per board meeting and $750 per committee meeting attended. Each director also receives an annual retainer of $5,000 and the chair of the audit committee receives an additional annual retainer of $2,500.

Employment Agreements

Effective January 28, 2010, we entered into an employment arrangement with Mr. Pauls pursuant to which he agreed to serve as our President & Chief Executive Officer. The arrangement may be terminated by us without prior notice on payment of a lump sum equal to 12 months of base salary plus applicable bonus with any unvested stock options continuing to vest for a period of six months after termination. In the event of voluntary resignation or termination after a specified change in control, Mr. Pauls is entitled to a payment equal to 18 months of base salary plus applicable bonus with any unvested stock options fully vesting under certain circumstances.

Effective July 1, 2010, we entered into an employment arrangement with Dr. Williams pursuant to which he agreed to serve as our Vice President, Research. The agreement may be terminated by us without prior notice on payment of a lump sum equal to 6 months of base salary. In the event of voluntary resignation or termination after a specified change in control, Dr. Williams is entitled to a payment equal to 9 months of base salary with any unvested stock options vesting immediately.

Effective December 10, 2012, we entered into an employment arrangement with Dr. Robbins pursuant to which he agreed to serve as our Vice President, Clinical and Regulatory Affairs. The agreement may be terminated by us without prior notice on payment of a lump sum equal to 6 months of base salary. In the event of voluntary resignation or termination after a specified change in control, Dr. Robbins is entitled to a payment equal to 9 months of base salary with any unvested stock options vesting immediately.

We employ the services of Mr. Parsons, Vice President, Finance, through a consulting arrangement with an indefinite term.

Stock Option Plan

Our Stock Option Plan is administered by the board of directors with stock options granted to directors, management, employees and consultants as a form of compensation. 7,000,000 common shares were reserved for issuance under the plan. Options granted vest at various rates and have terms of up to 10 years.

The purpose of this Plan is to advance our interests by encouraging the directors, officers and key employees and consultants retained by us to acquire common shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us.

Our Stock Option Plan has the following terms and conditions:

  stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to us;
  our board of directors (or any committee delegated by the board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;
  the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
  options will be exercisable at a price which is not less than the Discounted Market Price (as defined by the TSX Venture Exchange (“TSXV”) Policy 1.1);
  options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within 120 days from the date the optionee ceases to hold his or her position or office;
  no more than 5% of our issued shares may be granted to any one Participant (not including a consultant or an employee conducting investor relations activities in any 12 month period (unless we have obtained disinterested shareholder approval within the meaning of the TSXV policies);
  no options representing more than 2% of our issued shares may be granted to any one consultant in any 12 month period;

  no options representing more than an aggregate of 2% of our issued shares may be granted to all persons employed in investor relations activities in any 12 month period.
  Insiders may not be granted more than ten percent (10%) of the total number of issued and outstanding common shares within a twelve (12) month period (calculated on a non-diluted basis);
  at no time shall the number of common shares reserved for issuance under stock options granted to insiders exceed 10% of the issued and outstanding common shares;
  the aggregate number of common shares which may be subject to issuance pursuant to options granted under our Stock Option Plan shall not exceed 7,000,000 common shares, and the aggregate number of common shares reserved for issuance under any compensation or incentive mechanism or plan (including deferred share unit plans or employee stock option plans, if any) granted by us, including this Plan, shall not exceed 9,000,000 common shares.
  every option granted under our Stock Option Plan shall be evidenced by a written agreement between us and the optionee;
  any consolidation or subdivision of common shares will be reflected in an adjustment to the stock options;
  any reduction in exercise price of options granted to insiders will be subject to approval of disinterested shareholders.

The foregoing is a summary only, and is qualified in its entirety by the terms and conditions of the Stock Option Plan.

Option-Based Awards

The following table sets forth the outstanding option-based awards for each of our directors and officers as at December 31, 2013:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Rick Pauls	300,000 550,000 200,000 300,000 200,000	0.42 0.68 1.15 1.70 1.07	June 30, 2015 November 4, 2015 October 6, 2021 February 15, 2022 June 25, 2023	132,000 99,000 Nil Nil Nil
Mark Williams	75,000 75,000 412,500 150,000 150,000 150,000	0.70 0.42 0.68 1.15 1.70 1.07	April 6, 2014 June 29, 2015 November 4, 2015 October 6, 2021 February 15, 2022 June 25, 2023	12,000 33,000 74,250 Nil Nil Nil
Mark Robbins	200,000 75,000	1.25 1.07	December 14, 2022 June 25, 2023	Nil Nil

James Parsons	40,000 100,000 45,000 45,000	0.44 0.68 1.15 1.70	October 20, 2015 November 4, 2015 October 6, 2021 February 15, 2022	16,800 16,000 Nil Nil
Dennis Kim	Nil	n/a	n/a	n/a
Michael Giuffre	37,500 110,000 25,000 25,000 25,000 25,000 25,000 25,000	0.68 1.20 1.44 1.15 1.70 1.66 1.07 0.86	November 4, 2015 April 10, 2016 April 13, 2016 October 6, 2021 May 9, 2022 October 31, 2022 June 25, 2023 November 6, 2023	6,000 Nil Nil Nil Nil Nil Nil Nil
Richard Pilnik	50,000 7,500 12,500 37,500 25,000 25,000 25,000 25,000 25,000 25,000	0.88 0.70 0.42 0.68 1.44 1.15 1.70 1.66 1.07 0.86	January 13, 2014 April 13, 2014 June 29, 2015 November 4, 2015 April 13, 2016 October 6, 2021 May 9, 2022 October 31, 2022 June 25, 2023 November 6, 2023	Nil 1,200 5,500 6,000 Nil Nil Nil Nil Nil Nil
Dawson Reimer	25,000 75,000 25,000 25,000 25,000	1.15 1.70 1.66 1.07 0.86	October 6, 2021 May 9, 2022 October 31, 2022 June 25, 2023 November 6, 2023	Nil Nil Nil Nil Nil
Thomas Wellner	7,500 12,500 37,500 25,000 25,000 25,000 25,000 25,000 25,000	0.70 0.42 0.68 1.44 1.15 1.70 1.66 1.07 0.86	April 13, 2014 June 29, 2015 November 4, 2015 April 13, 2016 October 6, 2021 May 9, 2022 October 31, 2022 June 25, 2023 November 6, 2023	1,200 5,500 6,000 Nil Nil Nil Nil Nil Nil

Notes:

(1)

Value was calculated based on the difference between the closing market price of our common shares on the TSXV on December 31, 2013, which was $0.86, and the exercise price of the options, multiplied by the number of options.

Deferred Share Unit Plan

Our shareholders approved the adoption of a deferred share units plan (the “DSU Plan”) on September 22, 2011, as amended and restated on October 31, 2012, reserving for issuance up to 2,000,000 common shares under the DSU Plan. The purpose of the DSU Plan is to provide an alternative form of compensation for directors’ fees and annual and special bonuses payable to senior officers and directors. A total of 74,556 units were issued for the year ended December 31, 2012 and 74,556 units are issued and outstanding as at December 31, 2013.

Under the terms of the DSU Plan:

  an awardee of DSUs who ceases to be an Eligible Person (defined in the DSU Plan to be any person who is a director or executive officer) for any reason other than as a result of death may elect to receive one common share for each DSU net of applicable withholding tax on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has Terminated Service (defined in the DSU Plan to be that the Eligible Person has ceased to be a director or executive officer, other than as a result of death) and failing such election, will be deemed to have elected to redeem all of his or her DSUs on such deadline;
  in the event of death, we will pay cash to or for the benefit of the legal representative of the Eligible Person equal to the fair market value of the common shares (on the date of death net of any applicable withholding tax) which would be deliverable in respect of the DSUs if the awardee had ceased to be an Eligible Person other than as a result of death;
  DSUs may not be assigned or transferred except to the legal representative of a deceased Eligible Person in the event of death;
  the maximum number of common shares that may be reserved for issuance to any one person pursuant to deferred share units and options granted under the Stock Option Plan will not exceed 5% of the outstanding common shares on a non-diluted basis (the “Outstanding Issue”) at any time;
  the maximum that may be reserved for issuance to all insiders under all share compensation arrangements, may not exceed 10% of the Outstanding Issue at any time; and
  the maximum that may be issued to all insiders under all share compensation arrangements within a one year period, may not exceed 10% of the Outstanding Issue.

The foregoing is a summary only, and is qualified in its entirety by the terms and conditions of the DSU Plan.

Termination and Change of Control Benefits

Except as disclosed above with respect to Rick Pauls and Mark Williams, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management.

C. Board Practices

Term of Office

The term of office of directors expires annually at the time of the annual meeting. The directors were elected at the annual meeting of shareholders on December 16, 2013. The term of office of the officers expires at the discretion of the directors.

Service Contracts

See “Employment Agreements” in Item 6.B. above for particulars of Rick Pauls service contracts with us and our subsidiaries, as applicable. Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

We have an Audit Committee and a Governance and Compensation Committee.

Audit Committee

Our audit committee members are Mr. Dawson Reimer and Mr. Thomas Wellner each of whom is a non-employee member of our board of directors. Mr. Wellner chairs the audit committee. Our board of directors has determined that each of the members of the audit committee is financially literate and has sufficient financial expertise. Our board of directors has determined that each member of our audit committee is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. The audit committee has responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards, practices and controls, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board approval, the audited financial statements and other mandatory disclosure releases containing financial information.

The objectives of the audit committee are to:

  assist directors in meeting their responsibilities in respect of the preparation and disclosure of the financial statements and related matters;
  provide effective communication between directors and external auditors;
  enhance the external auditors’ independence; and
  increase the credibility and objectivity of financial reports.

The principal responsibilities of the audit committee include:

  overseeing the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting;
  overseeing the quality, integrity and appropriateness of the internal controls and accounting procedures, including reviewing the our procedures for internal control with our auditors and Chief Financial Officer;
  reviewing the quality and integrity of our internal and external reporting processes, our annual and quarterly financial statements and related management discussion and analysis, and all other material continuous disclosure documents;
  establishing separate reviews with management and external auditors of significant changes in procedures or financial and accounting practices, difficulties encountered during auditing, and significant judgments made in management's preparation of financial statements;
  monitoring compliance with legal and regulatory requirements related to financial reporting;
  reviewing and pre-approving the engagement of our auditor and independent auditor fees;
  reviewing our risk management policies and procedures; and
  reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements.

A copy of our audit committee’s charter is available on our website at www.diamedica.com.

Governance and Compensation Committee

Our governance and compensation committee members are Dr. Michael Guiffre, Mr. Richard Pilnik and Mr. Thomas Wellner. Mr. Wellner currently chairs the committee. Our board of directors has determined that each member of our governance and compensation committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities. The principal responsibilities of the committee include:

  Evaluating the performance and setting the compensation level of the CEO, with regard to the achievement of corporate goals and objectives;
  Reviewing and making recommendations to the board of directors regarding compensation policies and forms of compensation provided to the directors and officers;
  Reviewing and making recommendations to the Chief Executive Officer regarding the compensation level, share-based compensation and bonuses for officers other than the Chief Executive Officer;
  Reviewing and determining cash and share-based compensation for the board of directors;
  Administering our equity incentive plans in accordance with the terms thereof;
  Reviewing and making recommendations on such other matters that are specifically delegated to the compensation committee by our board of directors, from time to time;
  assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contributions of individual directors;
  recruiting and nominating new members to the board of directors and planning for the succession of directors; and
  the orientation and education of all new recruits to the board of directors.

A copy of our governance and compensation committee’s charter is available on our website at www.diamedica.com.

D. Employees

As of January 21, 2014, we had five full-time employees and one part-time employee, all located at our head office in Minneapolis, MN.

We use consultants and contractors to carry on many of our activities, including pre-clinical testing and validation, formulation, assay development, manufacturing and clinical trials. In addition, our Vice President, Finance is a part-time consultant.

E. Share Ownership

As of January 21, 2014, our directors and senior management beneficially owned the following common shares and deferred share units of our Company:

Name and Office Held	Number of Common Shares	% of Class (1)	Number of Deferred Share Units(3)
Rick Pauls President & Chief Executive Officer	129,100	0.22%	34,985
Mark Williams Vice President, Research	100,000	0.17%	12,450
Mark Robbins Vice President, Clinical and Regulatory Affairs	17,000	0.03%	Nil
James Parsons Vice President, Finance	10,000	0.02%	Nil
Dennis Kim Chief Medical Officer	Nil	n/a	Nil
Michael Giuffre (2) Director	661,300	1.13%	5,924
Richard Pilnik Director	50,000	0.09%	7,767
Dawson Reimer Director	80,246	0.14%	Nil
Thomas Wellner Director	43,000	0.07%	7,649

Notes:

1.	Based on 58,809,095 common shares issued and outstanding as at January 21, 2014.
2.	Total of direct, indirect and other holdings where Dr. Giuffre exercises control or direction.
3.	Deferred share units are redeemable on a one-for-one basis for Common Shares only after termination of service with the Company.

We are authorized to issue an unlimited number of common shares without par value. As at January 21, 2014, 58,809,095 common shares were issued and outstanding, and 5,649,254 common share purchase warrants were outstanding at a weighted average exercise price of $1.18.

As at January 21, 2014, we had 4,968,000 stock options outstanding to purchase common shares. The terms and conditions of such stock options are contained in the Stock Option Plan. A summary of the some of the relevant parts of the Stock Option Plan are below under the heading “Stock Option Plan”. A copy of the Stock Option Plan is filed as an exhibit to this registration statement, and the description of the Stock Option Plan contained in this registration statement is qualified by reference to the full text of the Stock Option Plan filed as an exhibit to this registration statement. See Item 6.B. for details of stock option holdings by directors and officers of our Company.

As at January 21, 2014, we had issued 74,556 deferred share units. The terms and conditions of such deferred share units are contained in the DSU Plan. A summary of the some of the relevant parts of the DSU Plan are below under the heading “Deferred Share Units Plan”. A copy of the DSU Plan is filed as an exhibit to this registration statement, and the description of the DSU Plan contained in this registration statement is qualified by reference to the full text of the DSU Plan filed as an exhibit to this registration statement.

Common Shares

Each common share carries one vote at all meetings whether ordinary or special, and may participate in any dividends declared by the directors. The common shares carry the right to receive a proportionate share of our assets available for distribution to the holders of the Company shares upon liquidation, dissolution or winding up. The common shares do not have any special liquidation, pre-emptive or conversion rights.

Shareholder Rights Plan

On September 22, 2011 our shareholders adopted a shareholders rights plan (the “Rights Plan”). The Rights Plan was not adopted in response to any proposal to acquire us.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all of our shareholders are treated fairly in connection with any take-over bid by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing our board of directors with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the Rights Plan is a summary only. Reference is made to full text of the Rights Plan.

Issue of Rights

The Corporation issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on the Effective Date, as defined in the Rights Plan (the “Record Time”). We will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional common shares after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the common shares, and are not transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the common shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of five (5) times the Market Price at the Separation Time (as calculated pursuant to the Rights Plan) (subject to certain anti-dilution adjustments). Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a shareholder (other than the Acquiring Person) can acquire additional common shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or takeover bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

a.	holds those Common Shares in the ordinary course of its business for the account of others;

b.	is not making a take-over bid or acting jointly or in concert with a person who is making a take- over bid; or

c.	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

(d)	such person is the registered holder of securities as a result of carrying on the business of a securities depositary or as a result of being a nominee holder of such securities.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a takeover bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	immediately after our annual meeting of shareholders to be held in 2014 unless at such meeting the duration of the Rights Plan is extended.

Provided that the Expiration Time shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 6.1 of the Rights Plan) prior to the date upon which the Expiration Time would otherwise have occurred.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than the Offeror);

(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the takeover bid at any time before such common shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which common shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such common shares are first taken up or paid for, more than 50% of the then outstanding common shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Subject to the prior consent of the holders of common shares or Rights, all (but not less than all) of the Rights may be redeemed by us with at the direction of our board of directors with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which our board has waived the operation of the Rights Plan, we will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, our board of directors may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if our board of directors waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid.

Our board of directors may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that our board of directors has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above), provided that the Rights Plan will not expire if a Flip-in Event has occurred and has not been waived prior to the date upon which the Rights Plan would otherwise expire.

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSXV.

Rights Agent

The Rights Agent under the Rights Plan is CST Trust Company (formerly CIBC Mellon Trust Company).

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Corporation.

In accordance with the policies of the TSXV, the Rights Plan must be approved by a majority of the votes cast at the Meeting within six months of the adoption by the Board of the Rights Plan.

Stock Option Plan and Deferred Share Units Plan

See Item 6.B. for a description of the Stock Option Plan and DSU Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the only shareholder with greater than 5% or more of our outstanding common shares is CentreStone Ventures Limited Partnership, which, as of January 21, 2014, held 11,973,973 common shares, per CentreStone, or 20.4% of the issued and outstanding common shares. There has not been any significant change in this ownership level in the past three years. All shareholders have the same voting rights. Mr. Dawson Reimer, a director of our Company, is a consultant to CentreStone.

As of As of March 3, 2014, approximately 4% of common shares were held by shareholders in the United States and there were no registered shareholders in the United States.

B. Related Party Transactions

Other than as disclosed in this registration statement and other than in the ordinary course of business, since the beginning of our preceding three financial years, there have been no transactions or loans between our Company and:

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company;

(b) associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our Company;

(c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family;

(d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of our Company and close members of such individuals’ families; and

(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our Company and enterprises that have a member of key management in common with our Company.

For the years ended December 31, 2011 and 2010, we incurred manufacturing services in the amounts of $169,642 and $270,183, respectively, from Therapure Biopharma Inc., of which a member of our board of directors was the Chief Executive Officer.

During the year ended December 31, 2010, we incurred expenses totaling $187,212 for laboratory rent and consulting fees payable to Genesys Venture Inc., which provided management services to us which ceased effective October 15, 2010.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

On June 30, 2010, we acquired all the outstanding shares of Sanomune Inc., a private biotechnology company developing treatments for diabetes, neurological, and autoimmune indications. At the time of the acquisition, Sanomune and DiaMedica had common shareholders which had significant influence due to their shareholderings. CentreStone Ventures Limited Partnership owned 59.79% of Sanomune Inc. shares and 22.47% of our shares immediately prior to the acquisition. Genesys Ventures Inc., which shares senior management with CentreStone Ventures Limited Partnership, owned 10.68% of Sanomune Inc. shares and 6.13% of our shares immediately prior to the acquisition.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B. Compensation.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB. The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a) unaudited condensed consolidated interim financial statements as at September 30, 2013 and for the nine months ended September 30, 2013 and 2012, including: condensed consolidated interim statements of financial position, condensed consolidated interim statements of loss and comprehensive loss, condensed consolidated interim statements of changes in equity, condensed consolidated interim statements of cash flows, and notes to the condensed consolidated interim financial statements; and

(b) audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, including: iconsolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

These financial statements can be found under “Item 17. Financial Statements” below.

Export Sales

We have no sales.

Legal Proceedings

To the best of our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

Also, to the best of our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

We are not aware of any significant change that has occurred since September 30, 2013 included in this registration statement and that have not been disclosed elsewhere in this registration statement.

ITEM 9.	THE OFFER AND LISTING

Not Applicable.

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

We were listed on the TSX Venture Exchange in March 2007. The annual high and low market prices of our common shares for the five most recent full financial years on the TSXV were as follows:

Year ended	TSXV in $ Canadian
	High	Low
December 31, 2013	1.49	0.75
December 31, 2012	2.23	0.86
December 31, 2011	1.75	0.73
December 31, 2010	0.98	0.34
December 31, 2009	1.10	0.35

Full Financial Quarters (two most recent full financial years)

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSXV were as follows:

Quarter ended	TSXV in $ Canadian
	High	Low
December 31, 2013	1.27	0.77
September 30, 2013	1.49	0.89
June 30, 2013	1.38	0.75
March 31, 2013	1.34	0.81
December 31, 2012	1.95	0.86
September 30, 2012	2.23	1.66
June 30, 2012	1.97	1.32
March 31, 2012	1.91	1.30

Most Recent 6 Months

The high and low market prices of our common shares for each month for the most recent six months on the TSXV were as follows:

Month ended	TSXV in $ Canadian
	High	Low
January 1 - 20, 2014	0.95	0.82
December 31, 2013	0.96	0.82
November 30, 2013	1.00	0.77
October 31, 2013	1.27	0.86
September 30, 2013	1.49	1.25
August 31, 2013	1.35	1.01
July 31, 2013	1.06	0.89

Transfers of Common Shares

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent in Canada, CST Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, AB T2P 2Z1 (Tel: (800) 387-0825).

B. Plan of Distribution

Not Applicable.

C. Markets

Our common shares are traded on the TSXV under the symbol “DMA”.

We currently plan to apply to have our common shares traded on the NASDAQ Capital Market upon the effectiveness of the registration statement. We cannot provide our investors with any assurance that our common shares will be listed on the NASDAQ Capital Market, or, if traded, that a public market in the United States will materialize. If our common shares are not quoted on the NASDAQ Capital Market then investors in the United States may have difficulty reselling our common shares.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of an unlimited number of common shares, without par value.

Common Shares

We are authorized to issue an unlimited number of common shares, without par value. As at September 30, 2013, there were 55,740,685 common shares issued and outstanding. As at January 21, 2014, there were 58,809,095 common shares issued and outstanding.

Common shareholders are entitled to receive dividends as declared at our discretion and are entitled to one vote per share at the annual general meeting.

Warrants

As at December 31, 2013, we had the following outstanding warrants to purchase our common shares:

Number Outstanding	Exercise Price	Expiry Date
342,857	$0.90	March 22, 2014
1,055,600	$1.60	May 8, 2014
2,546,487	$1.10	March 22, 2016
173,335	$0.90	December 23, 2014
1,444,455	$1.10	December 23, 2015
Total: 5,562,734

As at January 21, 2014, we had the following outstanding warrants to purchase our common shares:

Number Outstanding	Exercise Price	Expiry Date
342,857	$0.90	March 22, 2014
1,055,600	$1.60	May 8, 2014
2,546,487	$1.10	March 22, 2016
173,335	$0.90	December 23, 2014
1,521,705	$1.10	December 23, 2015
9,270	$1.10	January 3, 2015
Total: 5,649,254

Stock Options

As at December 31, 2013 we had the following outstanding stock options to purchase our common shares:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
50,000	50,000	$0.88	January 13, 2014
90,000	90,000	$0.70	April 6, 2014
15,000	15,000	$0.75	April 23, 2014
107,500	107,500	$0.42	June 29, 2015
300,000	300,000	$0.42	June 30, 2015
40,000	40,000	$0.44	October 20, 2015
1,372,500	1,372,500	$0.68	November 4, 2015
20,000	18,334	$1.26	February 11, 2016
110,000	110,000	$1.20	April 10, 2016
75,000	62,499	$1.44	April 13, 2016
250,000	250,000	$1.10	September 29, 2015
645,000	430,001	$1.15	October 6, 2021
495,000	288,751	$1.70	February 15, 2022
150,000	75,000	$1.70	May 9, 2022
50,000	50,000	$1.70	May 9, 2016
100,000	33,332	$1.66	October 31, 2022
200,000	66,667	$1.25	December 14, 2022
848,000	308,001	$1.07	June 25, 2023
100,000	0	$0.86	November 6, 2023
Total: 5,018,000	Total: 3,667,585

As at January 21, 2014, we had the following outstanding stock options to purchase our common shares:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
90,000	90,000	$0.70	April 6, 2014
15,000	15,000	$0.75	April 23, 2014
107,500	107,500	$0.42	June 29, 2015
300,000	300,000	$0.42	June 30, 2015
40,000	40,000	$0.44	October 20, 2015
1,372,500	1,372,500	$0.68	November 4, 2015
20,000	18,334	$1.26	February 11, 2016
110,000	110,000	$1.20	April 10, 2016
75,000	68,751	$1.44	April 13, 2016
250,000	250,000	$1.10	September 29, 2015
645,000	483,750	$1.15	October 6, 2021
495,000	288,751	$1.70	February 15, 2022
150,000	75,000	$1.70	May 9, 2022
50,000	50,000	$1.70	May 9, 2016
100,000	33,332	$1.66	October 31, 2022
200,000	66,667	$1.25	December 14, 2022
848,000	308,001	$1.07	June 25, 2023
100,000	0	$0.86	November 6, 2023
Total: 4,968,000	Total: 3,677,586

Deferred Share Units

As at December 31, 2013, we had 74,556 issued and outstanding deferred share units which are convertible into common shares.

As at January 21, we had 74,556 issued and outstanding deferred share units which are convertible into common shares.

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

We have no convertible obligations or other outstanding equity-linked securities, or subscription rights that have been granted.

Issuances of Common Shares

Common shares issued – for the year ended December 31, 2013

On March 22, 2013, we completed a prospectus offering of 5,111,175 units at a price of $0.90 per unit, for aggregate gross proceeds of $4,600,058 ($3,949,127 net of issuance costs). Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on March 22, 2016. The warrant expiry date can be accelerated at our option in the event that the volume-weighted average trading price of our common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, we issued 357,782 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on March 22, 2014.

The $0.90 unit issue price was allocated to common shares in the amount of $0.79 per common share and the unit warrants were allocated a price of $0.11 per half-warrant. The costs of the issue were allocated on a pro rata basis to the common shares and unit warrants. Accordingly, $3,466,456 was allocated to common shares and $482,671 to the unit warrants, net of issue costs. Assumptions used to determine the value of the unit warrants were: dividend yield 0%; risk-free interest rate 1.1%; expected volatility 69%; and average expected life of 36 months. Assumptions used to determine the value of the compensation warrants were: dividend yield 0%; risk-free interest rate 1.0%; expected volatility 63%, respectively; and average expected life of 12 months.

On December 23, 2013, we completed a prospectus offering of 2,888,910 units at a price of $0.90 per unit, for aggregate gross proceeds of $2,600,019. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on December 23, 2015. The warrant expiry date can be accelerated at our option in the event that the volume-weighted average trading price of our common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, we issued 173,335 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on December 23, 2014.

During the year ended December 31, 2013, 96,042 common shares were issued on the exercise of stock options for gross proceeds of $63,750 and 24,025 common shares were issued on the exercise of warrants for gross proceeds of $23,442. We amended the exercise price of the 1,055,600 outstanding warrants that were issued in May 2012 in connection with an earlier exercise incentive program from an exercise price of $2.50 to an exercise price of $1.60.

Subsequent to the year-end on January 3, 2014, we completed a non-brokered private placement of 154,500 units at a price of $0.90 per unit, for aggregate gross proceeds of $139,050. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on December 23, 2015. The warrant expiry date can be accelerated at our option in the event that the volume-weighted average trading price of our common shares exceeds $1.60 per common share for any 10 consecutive trading days. A finder’s fee equal to 6% cash and 6% warrants of the aggregate gross proceeds raised under the private placement may be payable to persons arm’s length to us at our discretion in connection with introducing subscribers to the offering.

Common shares issued – for the year ended December 31, 2012

On May 8, 2012, we completed an incentive program to encourage the early exercise of the $1.50 warrants that were previously issued in connection with our short form prospectus offering in July 2011 (the “Original Warrants”). We amended the terms of the Original Warrants to enable the holders thereof to receive a Unit in lieu of a common share of DiaMedica on the exercise of their Original Warrants prior to the May 8, 2012 incentive expiry date. Each Unit consisted of one common share in the capital stock of DiaMedica and one-half of one warrant (each whole warrant, a “New Warrant”). Each New Warrant entitled the holder thereof to acquire a common share in DiaMedica at a price of $2.50 per share for 24 months following the date of issue of the Unit. On May 8, 2012, 2,111,200 common shares were issued on the exercise of $1.50 warrants for gross proceeds of $3,166,800 ($3,150,781 net of issuance costs) under the incentive program, and accordingly, 1,055,600 New Warrants, with a total grant date fair value of $277,000, were issued with an exercise price of $2.50. Assumptions used in an option pricing model to determine the value of the New Warrants were: dividend yield 0%; risk-free interest rate 1.2%; expected volatility 74%; and expected life of 2 years.

In the event the volume-weighted average trading price of our common shares exceeds $3.00 per share for a period of 10 consecutive trading days, we may, at our option, accelerate the New Warrant Expiry Date by delivery of notice to the holders of New Warrants and issuing a press release announcing such acceleration and, in such case, the New Warrant Expiry Date shall be deemed to be the 30th day following the later of: (i) the date on which the Warrant Acceleration Notice is sent to Warrant holders; and (ii) the date of issuance of the Warrant Acceleration Press Release.

On August 3, 2012, the ten-day volume-weighted average trading price of our common shares exceeded $2.00 per common share and we provided notice to the $1.50 Original Warrant holders that the expiry date of these warrants had been accelerated to September 7, 2012. In the third quarter, 1,189,300 warrants were exercised for gross proceeds of $1,706,324 and the remaining 115,000 warrants expired.

During the year ended December 31, 2012, 273,000 common shares were issued on the exercise of stock options for gross proceeds of $281,400.

Common shares issued – for the year ended December 31, 2011

On July 22, 2011, we completed a prospectus offering of 3,105,000 Units at a price of $1.25 per Unit, for aggregate gross proceeds of $3,881,250 ($3,178,383 net of issuance costs). Each Unit consisted of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitled the holder to purchase one common share at a price of $1.50 at any time prior to expiry on July 22, 2013. The Warrant expiry date could be accelerated at our option, in the event that the volume-weighted average trading price of our common shares exceeds $2.00 per common share for any 10 consecutive trading days. In connection with the financing, we issued 310,500 Compensation Warrants having an aggregate fair value of $65,205 estimated using an option pricing model. Each Compensation Warrant entitles the holder to acquire one common share at an exercise price of $1.25 prior to expiry on July 22, 2012.

The $1.25 unit issue price was allocated to common shares in the amount of $0.99 per share and the Warrants were allocated a price of $0.26 per Warrant. The costs of the issue were allocated on a pro rata basis to the common shares and Warrants. Accordingly, $2,517,279 was allocated to common shares and $661,104 to Warrants, net of issue costs. Assumptions used to determine the value of the Warrants and the Compensation Warrants were: dividend yield 0%; risk-free interest rate 1.5%; expected volatility 89% and 76%, respectively; and average expected life of 24 and 12 months, respectively.

During the year ended December 31, 2011, 540,000 common shares were issued on the exercise of warrants for gross proceeds of $216,000.

B. Articles of Incorporation

Incorporation
We are incorporated under The Corporations Act (Manitoba). Our Manitoba corporation number is 4135955 and our business number is 866422173.

Objects and Purposes of Our Company
Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that the we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors
Other than as disclosed below, neither our articles nor our corporate by-laws restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director shall not be disqualified by reason of such director’s office from contracting with us or one of our subsidiaries. Subject to the provisions of The Corporations Act, our directors shall not by reason only of such director’s office be accountable to the Corporation or its shareholders for any profit or gain realized from a contract or transaction in which such director has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of such director so interested at a meeting, or by reason only of such director’s presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 115 of The Corporations Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by The Corporations Act) and such contract shall have been reasonable and fair to us and shall be approved by our directors or shareholders as required by section 115 of The Corporations Act.

The Corporations Act (Manitoba) provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter may vote on any resolution to approve the contract if the contract is: (i) an arrangement by way of security for money lent to or obligations undertaken by such director for our benefit or to benefit one of our affiliates; or (ii) a contract relating primarily to such directors remuneration as one of our directors, officers, employees or agents or one of our affiliates; (iii) a contract for indemnity or insurance for the benefit of such director in his/her capacity as a director; (iv) a contract with one of our affiliates; or (v) other than a contract referred to in clauses (i) to (iv) referred to above provided that a directors resolution shall not be valid unless it is approved by not less than 2/3 of the votes of all our shareholders to whom notice of the nature and extent of such director’s interest in the contract or transaction are declared and disclosed in reasonable detail. A director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to us; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

Borrowing Powers of Directors

Our corporate by-laws provide that we, if authorized by our directors, may:

  borrow money upon our credit;
  issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;
  give a guarantee on our behalf to secure performance of an obligation of any person; and
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws. Our corporate by-laws do not contained any provisions in connection with amending the by-laws. The Corporations Act (Manitoba) does provide that our board of directors may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that the board of directors will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our articles and corporate by-laws, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by The Corporations Act (Manitoba) to become, act or continue to act as a director. The Corporations Act provides that the following persons are disqualified from being a director of a corporation: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Share Rights

See “Share Capital” above for a summary of our authorized capital and the rights attached to our common shares.

Procedures to Change the Rights of Shareholders
Rights of our shareholders are contained in our articles of incorporation. In order to change such rights, our articles of incorporation would have to be amended. The Corporations Act (Manitoba) provides for how our are articles may be amended. Generally, it requires a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent to such resolution and if such shareholder so elected, we would have to pay such shareholder the fair value for such shares as of the close of business on the day before the resolution was adopted or the order was made. The types of amendments that would be subject to dissent rights include: (i) to add, change or remove any provisions restricting or constraining the issue or transfer of shares; and (ii) to add, change or remove any restriction upon the business or businesses that we may carry-on.

Meetings
Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of The Corporations Act (Manitoba). A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.  Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and shall be at such place within Canada as the board of directors may determine. Our directors may, at any time, call a meeting of our shareholders.

Our corporate by-laws provide that shareholders may requisition a special meeting in accordance with The Corporations Act (Manitoba). The Corporations Act (Manitoba) provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our corporate by-laws, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy and holding in all not less than 10% of the issued capital of our Company carrying voting rights.

Limitations on Ownership of Securities
Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Manitoba, or in our charter documents.

Change in Control
We refer you to our shareholders’ rights plan described under the heading “Shareholders’ Rights Plan”. There are no provisions in our articles or in The Corporations Act (Manitoba) that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold
Our articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. The Corporations Act (Manitoba) requires that an annual return in the form prescribed is filed with The Companies Office (Manitoba). The prescribed form requires that holders of shares carrying votes representing more than 10% of the issued and outstanding shares be listed thereon. In addition, The Corporations Act (Manitoba) provides that a holder of shares shown on an annual return as a registered holder of more than 10% or more of the issued voting shares may be required to file a declaration with respect to the ownership of such shares. In addition, securities legislation in Canada, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares.

Upon the effectiveness of this registration statement on Form 20-F, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C. Material Contracts

There are no other contracts, other than those disclosed in this registration statement and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this registration statement:

1.	A license Agreement with the University of Manitoba whereby we were granted an exclusive license to research and develop, promote, sell, market and to sublicense specified subject matter and intellectual properties as defined in the agreement. We licensed Canadian and U.S. patent applications for the use of DM199 to treat autoimmune disorders including Type 1 diabetes mellitus and rheumatoid arthritis from the University of Manitoba. These patent applications were filed on June 6, 2001 and will expire in June 6, 2021. One of these patents (US Patent 7,195,759) issued with claims to use of DM199 in the treatment of rheumatoid arthritis. We are responsible for the prosecution, maintenance and enforcement of the patent applications.

We are required to pay the University of Manitoba a royalty of 3% of net sales for sales that fall under the claims of the patents or a $20,000 per year minimum royalty fee. The license continues through he expiration of the last patent granted. We may terminate this agreement with 90 days notice and the University of Manitoba may terminate for breach or failure of DiaMedica to maintain on going research and development efforts.

2.

A Share Exchange Agreement dated February 18, 2010 among Sanomune shareholders, Sanomune Inc. and DiaMedica Inc., whereby we acquired all of the issued and outstanding shares of Sanomune Inc. This agreement included the placing into escrow of 1,640,916 DiaMedica common shares received in exchange for Sanomune common shares for a period of three years following closing, such common shares were released in six semi-annual instalments.

3.

We have a shareholder rights plan pursuant to an agreement between us and CIBC Mellon Trust Company dated August 25, 2011. This plan was approved by our shareholders on September 22, 2011 and by the TSXV on October 6, 2011. A copy of the shareholder rights plan is available on SEDAR at www.sedar.com.

4.

We have a Stock Option Plan which was last approved by our shareholders on September 22, 2011. See “Stock Option Plan” above and within our Management Information Circular dated August 25, 2011, available on SEDAR at www.sedar.com, for a summary of the terms of the Stock Option Plan.

5.	We have a deferred share unit plan that was approved by our shareholders on September 22, 2011 and by the TSXV on October 6, 2011. A copy of the DSU Plan is available on SEDAR at www.sedar.com.

6.

Effective January 28, 2010, we entered into an employment arrangement with Mr. Pauls pursuant to which he agreed to serve as our President & Chief Executive Officer. The arrangement may be terminated by us without prior notice on payment of a lump sum equal to 12 months of base salary plus applicable bonus with any unvested stock options continuing to vest for a period of six months after termination. In the event of voluntary resignation or termination after a specified change in control, Mr. Pauls is entitled to a payment equal to 18 months of base salary plus applicable bonus with any unvested stock options fully vesting under certain circumstances.

7.

Effective July 1, 2010, we entered into an employment arrangement with Dr. Williams pursuant to which he agreed to serve as our Vice President, Research. The agreement may be terminated by us without prior notice on payment of a lump sum equal to 6 months of base salary. In the event of voluntary resignation or termination after a specified change in control, Dr. Williams is entitled to a payment equal to 9 months of base salary with any unvested stock options vesting immediately.

8.	Effective December 10, 2012, we entered into an employment arrangement with Dr. Robbins pursuant to which he agreed to serve as our Vice President, Clinical and Regulatory Affairs.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E. Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm’s length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, rents and royalties, gains from the sale of stock and securities, and gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include interest, dividends, rents, or royalties that are received or accrued by the Company from “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds specified thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property specified trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, U.S. Holders must generally file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at financial institutions meeting specified requirements. Penalties for failure to file information returns can be substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F. Dividends and Paying agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” above.

G. Statement by Expert

Our consolidated financial statements as at and for the years ended December 31, 2012, 2011, and 2010 included in this registration statement have been audited by KPMG LLP, Chartered Accountants, with a business address at One Lombard Place, Suite 2000, Winnipeg, Manitoba, Canada R3B 0X3, as stated in their report appearing in this registration statement and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H. Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and we will thereafter file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are also subject to the full informational requirements of the securities commissions in all provinces of Canada, and you are also invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I. Subsidiary Information

We owns 100% of the voting securities of DiaMedica USA, which does not have a class of restricted securities. DiaMedica USA was incorporated pursuant to the General Corporation Law of the State of Delaware. The registered office of DiaMedica USA is The Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801. The office address of DiaMedica USA is One Carlson Parkway, Suite 124 Minneapolis, MN 55447.

ITEM 11.	QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fair value

Certain of our accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. As at December 31, 2012, there were no significant differences between the carrying values of these amounts and their estimated fair values due to their short-term nature. We have classified our cash and cash equivalents as Level 1 as fair values are determined by quoted prices of identical assets in active markets.

Risk

We have exposure to credit risk, liquidity risk and market risk. Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. The audit committee of the board is responsible to review our risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. We follow an investment policy to mitigate against the deterioration of principal and to enhance our ability to meet our liquidity needs. Cash and cash equivalents are on deposit with a credit union and guaranteed by the Credit Union Deposit Guarantee Corporation of Manitoba in Canada, and in bank accounts in the United States. Amounts receivable are primarily comprised of amounts due from the Canadian Federal government.

(b)	Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We are a development stage company and are reliant on external sources of capital to support our operations. Once funds have been raised, usually through equity offerings, we manage our liquidity risk by investing in cash and cash equivalents to provide regular cash flow for current operations. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves our operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of our accounts payable and accrued liabilities have maturities of less than three months.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and cash equivalents are highly liquid holdings in bank accounts or high interest savings accounts which have a variable rate of interest. We manage our interest rate risk by holding highly liquid short-term instruments and by holding our investments to maturity, where possible.

(ii)	Currency risk

We are exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. We manage our exposure to currency fluctuations by holding cash and cash equivalents denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at September 30, 2013, we held US dollar cash and cash equivalents in the amount of US$315,498 (December 31, 2012 – US$1,065,141) and had US dollar denominated accounts payable in the amount of US$280,700 (December 31, 2012 – US$1,163,590). Therefore a 1% change in the foreign exchange rate would have had a net impact on the consolidated financial statements of $347 (December 31, 2012 - $984).

US dollars expenses paid for the nine months ended September 30, 2013 were approximately $4,036,000 (year ended December 31, 2012 were approximately $2,850,000). Varying the US exchange rate for the year to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $40,360 (year ended December 31, 2012 - $28,500) assuming that all other variables remained constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

We have a shareholder rights plan pursuant to an agreement between us and CIBC Mellon Trust Company dated August 25, 2011. This plan was approved by our shareholders on September 22, 2011 and by the TSXV on October 6, 2011. The primary objective of the Rights Plan is to ensure that all of our shareholders are treated fairly in connection with any take-over bid for our Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the board of directors with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value. One right has been issued in respect of each issued common share of the Company.

ITEM 15.	CONTROL AND PROCEDURES

Not Applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a) unaudited condensed consolidated interim financial statements as at September 30, 2013 and for the nine months ended September 30, 2013 and 2012, including: condensed consolidated interim statements of financial position, condensed consolidated interim statements of loss and comprehensive loss, condensed consolidated interim statements of changes in equity, condensed consolidated interim statements of cash flows, and notes to the condensed consolidated interim financial statements; and

(b) audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1†	Articles of Incorporation dated January 21, 2000
1.2†	Articles of Amendment dated October 6, 200
1.3†	Articles of Amendment dated April 3, 2001
1.4†	Articles of Amendment dated March 14, 2005
1.5†	Articles of Amendment dated July 2, 2008
2.1†	Shareholder Rights Plan Agreement between DiaMedica Inc. and CIBC Mellon Trust Company dated August 25, 2011 (including the form of rights certificate)
4.1†	Employment Agreement with Rick Pauls dated January 28, 2010
4.2†	Employment Agreement with Mark Williams dated July 1, 2010
4.3†	Employment Agreement with Mark Robbins dated December 10, 2012
4.4†	Stock Option Plan
4.5†	Amended and Restated Deferred Share Unit Plan
4.6	License Agreement between Sanomune Inc. and the University of Manitoba effective October 1, 2005
4.7	Share Exchange Agreement among Sanomune shareholders, Sanomune Inc. and DiaMedica Inc. dated February 18, 2010
8.1†	List of Subsidiaries
15.1	Consent of KPMG LLP

___________________
† Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf on March 10, 2014.

DIAMEDICA INC.

/s/ Rick Pauls
Rick Pauls
President & Chief Executive Officer

INDEX TO THE FINANCIAL STATEMENTS

As at and for the years ended December 31, 2012, 2011 and 2010

As at and for the nine months ended September 30, 2013 and 2012

Condensed Consolidated Interim Statements of Financial Position	F-29
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss	F-30
Condensed Consolidated Interim Statements of Changes in Equity	F-31
Condensed Consolidated Interim Statements of Cash Flows	F-32
Notes to the Condensed Consolidated Interim Financial Statements	F-33

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2012, 2011 AND 2010

KPMG LLP	Telephone	(204) 957-1770
Chartered Accountants	Fax	(204) 957-0808
Suite 2000 – One Lombard Place	Internet	www.kpmg.ca
Winnipeg MB R3B 0X3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of DiaMedica Inc.

We have audited the accompanying consolidated statements of financial position of DiaMedica Inc. as of December 31, 2012, December 31, 2011 and December 31, 2010 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of DiaMedica Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DiaMedica Inc. as of December 31, 2012, December 31, 2011 and December 31, 2010, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that DiaMedica Inc. will continue as a going concern. DiaMedica Inc. has experienced operating losses and cash outflows from operations since incorporation, has a deficit of $31,632,534, will require ongoing funding in order to continue its research and development activities and has not reached successful commercialization of its products. These conditions, along with other matters as set forth in note 2(b) to the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

Chartered Accountants

January 21, 2014
Winnipeg, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

DIAMEDICA INC.

Consolidated Statements of Financial Position
Amounts in Canadian Dollars

		As at	As at	As at
	Note	December 31, 2012	December 31, 2011	December 31, 2010
		$	$	$

ASSETS
Current
Cash and cash equivalents		2,327,650	2,707,663	2,837,224
Amounts receivable	4	20,405	51,448	220,987
Prepaid expenses		103,726	34,410	83,825
Total current assets		2,451,781	2,793,521	3,142,036
Property and equipment	5	6,560	7,637	8,888
Intangible assets	6	1,368,969	3,658,519	5,927,982
Total non-current assets		1,375,529	3,666,156	5,936,870
Total assets		3,827,310	6,459,677	9,078,906
LIABILITIES
Current
Accounts payable and accrued liabilities	7	1,574,253	372,221	554,189
Total liabilities		1,574,253	372,221	554,189
EQUITY
Share capital	8	30,119,600	24,391,827	21,549,456
Warrants	8	277,000	726,309	114,143
Contributed surplus	8	3,488,991	2,602,214	1,747,097
Deficit		(31,632,534)	(21,632,894)	(14,885,979)
Total equity		2,253,057	6,087,456	8,524,717
Total liabilities and equity		3,827,310	6,459,677	9,078,906

Going concern (note 2(b))
Events after the statement of financial position date (note 19)

Approved by the Board and authorized for issue on January 21, 2014:

(signed) Dawson Reimer, Director	(signed) Thomas Wellner, Director

See accompanying notes to the consolidated financial statements

DIAMEDICA INC.

Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

			Year ended	Year ended	Year ended
	Note		December 31, 2012	December 31, 2011	December 31, 2010
			$	$	$

EXPENSES
Research and development	10		8,874,758	5,803,212	2,816,235
General and administrative	11		1,162,436	983,392	1,009,893
Acquisition expenses	15		-	-	400,264

			10,037,194	6,786,604	4,226,392

Finance income			(40,820)	(52,521)	(4,530)
Finance costs	12		3,266	12,832	27,619

			(37,554)	(39,689)	23,089

Net loss and comprehensive loss for the year			9,999,640	6,746,915	4,249,481

Basic and diluted loss per common share	8	(c)	(0.20)	(0.15)	(0.15)

See accompanying notes to the consolidated financial statements

DIAMEDICA INC.

Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Share capital		Warrants		Contributed
	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	$	$	$
	(note 8)		(note 8)	(note 8)

Balance, December 31, 2011	46,960,943	24,391,827	3,415,500	726,309	2,602,214	(21,632,894)	6,087,456

Net loss and comprehensive loss for the period	-	-	-	-	-	(9,999,640)	(9,999,640)
Transactions with owners of the Company, recognized directly in equity
Issuance and exercise of warrants, net of issue costs	3,300,500	5,281,929	(2,244,900)	(424,824)	-	-	4,857,105
Shares issued on exercise of stock
options	273,000	445,844	-	-	(164,444)	-	281,400
Warrants expired	-	-	(115,000)	(24,485)	24,485	-	-
Share-based compensation	-	-	-	-	1,026,736	-	1,026,736
Total transactions with owners of the Company	3,573,500	5,727,773	(2,359,900)	(449,309)	886,777	-	6,165,241
Balance, December 31, 2012	50,534,443	30,119,600	1,055,600	277,000	3,488,991	(31,632,534)	2,253,057

	Share capital		Warrants		Contributed
	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, December 31, 2010	43,315,943	21,549,456	565,000	114,143	1,747,097	(14,885,979)	8,524,717
Net loss and comprehensive loss for the period	-	-	-	-	-	(6,746,915)	(6,746,915)
Transactions with owners of the Company, recognized directly in equity
Units issued, net of issue costs	3,105,000	2,517,279	3,105,000	661,104	-	-	3,178,383
Share compensation warrants issued	-	-	310,500	65,205	-	-	65,205
Shares issued on exercise of warrants	540,000	325,092	(540,000)	(109,092)	-	-	216,000
Warrants expired	-	-	(25,000)	(5,051)	5,051	-	-
Share-based compensation	-	-	-	-	850,066	-	850,066
Total transactions with owners of the Company	3,645,000	2,842,371	2,850,500	612,166	855,117	-	4,309,654
Balance, December 31, 2011	46,960,943	24,391,827	3,415,500	726,309	2,602,214	(21,632,894)	6,087,456

See accompanying notes to the consolidated financial statements

DIAMEDICA INC.

Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Share capital		Warrants		Contributed
	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	$	$	$
	(note 8)		(note 8)	(note 8)

Balance, January 1, 2010	19,209,566	10,263,399	-	-	1,470,048	(10,636,498)	1,096,949
Net loss and comprehensive loss for the period	-	-	-	-	-	(4,249,481)	(4,249,481)
Transactions with owners of the Company, recognized directly in equity
Units issued, net of issue costs	5,650,000	1,087,890	5,650,000	585,787	-	-	1,673,677
Share compensation warrants issued	-	-	565,000	114,143	-	-	114,143
Issued on acquisition of Sanomune	12,806,377	6,787,380	-	-	-	-	6,787,380
Shares issued on exercise of warrants	5,650,000	3,410,787	(5,650,000)	(585,787)	-	-	2,825,000
Share-based compensation	-	-	-	-	277,049	-	277,049
Total transactions with owners of the Company	24,106,377	11,286,057	565,000	114,143	277,049	-	11,677,249
Balance, December 31, 2010	43,315,943	21,549,456	565,000	114,143	1,747,097	(14,885,979)	8,524,717

See accompanying notes to the consolidated financial statements

DIAMEDICA INC.

Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended	Year ended	Year ended
	Note	December 31, 2012	December 31, 2011	December 31, 2010
		$	$	$

OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		(9,999,640)	(6,746,915)	(4,249,481)
Adjustments for items not affecting cash
Share-based compensation		1,026,736	850,066	277,049
Impairment loss on property and equipment	5	-	-	76,244
Depreciation of property and equipment	5	4,839	2,858	14,244
Amortization and impairment loss on patents	6	-	-	479,297
Amortization of intangible assets	6	2,348,832	2,348,832	1,174,416
		(6,619,233)	(3,545,159)	(2,228,231)
Changes in non-cash working capital items
Amounts receivable		31,043	169,539	(170,871)
Prepaid expenses		(69,316)	49,415	(65,778)
Accounts payable and accrued liabilities		1,202,032	(181,968)	87,731

Cash used in operating activities		(5,455,474)	(3,508,173)	(2,377,149)

FINANCING ACTIVITIES
Issue of common share units, net of cash issue costs	8	-	3,243,588	1,787,820
Issue of common shares on exercise of stock options	8	281,400	-	-
Issue of common shares on exercise of warrants, net	8	4,857,105	216,000	2,825,000

Cash provided by financing activities		5,138,505	3,459,588	4,612,820

INVESTING ACTIVITIES
Acquisition of property and equipment	5	(3,762)	(1,607)	(7,372)
Acquisition of Sanomune, net of cash acquired	15	-	-	149
Acquisition of patents pending	6	(59,282)	(79,369)	(50,401)

Cash used in investing activities		(63,044)	(80,976)	(57,624)

Net decrease in cash and cash equivalents during the period		(380,013)	(129,561)	2,178,047
Cash and cash equivalents, beginning of the period		2,707,663	2,837,224	659,177

Cash and cash equivalents, end of period		2,327,650	2,707,663	2,837,224
Cash and cash equivalents are comprised of:
Cash in bank		2,327,650	2,707,663	2,837,224

Supplemental cash flow information
Incentive warrants issued May 8, 2012 (note 8)		277,000	-	-
Common shares issued on acquisition of Sanomune (note 15)		-	-	6,787,380
Common share purchase warrants issued as agents consideration (note 8)		-	65,205	114,143

See accompanying notes to the consolidated financial statements

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

1.	Corporate information

DiaMedica Inc. (the “Company” or “DiaMedica”) is a development stage biopharmaceutical company engaged in the discovery and development of drugs for the treatment of diabetes and related diseases.

The Company is a listed company incorporated under the Corporations Act (Manitoba) and domiciled in Manitoba, Canada whose shares are publicly traded on the TSX Venture Exchange. The Company’s registered office is at 1700 – 360 Main Street, Winnipeg, Manitoba R3C 3Z3.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of measurement and going concern

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

These consolidated financial statements have been prepared using IFRS that are applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation, the Company will require ongoing funding in order to continue its research and development activities, and it has not reached successful commercialization of its products.

The Company's future operations are dependent upon its ability to generate product revenues, negotiate license agreements with partners, and secure additional funds. There can be no assurance that the Company will be successful in commercializing its products, entering into strategic agreements with partners, or raising additional capital on favourable terms or at all. There is also no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption was not appropriate. Such adjustments could be material.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

We have applied significant estimates and assumptions to the measurement and timing of period of use of intangible assets, and to valuing our share-based compensation and warrants.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

Measurement, period of use and potential impairment of intangible assets

Management reviews objective evidence each reporting period to assess whether there are indications of impairment of the intangible assets and make judgments about their period of use. These determinations and their individual assumptions require that management make a decision based on the best and most reliable information available at each reporting period.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries, DiaMedica USA Inc., Sanomune Inc. and DiaMedica Europe Limited. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. DiaMedica USA Inc. was incorporated May 15, 2012. Sanomune Inc. and DiaMedica Europe Limited were inactive in 2011 and both were wound-up into the Company in 2011. All significant intercompany transactions and balances have been eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency of the subsidiaries of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

In preparing the financial statements of the subsidiaries of the Company in its functional currency, transactions in currencies other than the subsidiaries’ functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are recognized in profit or loss.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

(c)	Financial instruments

Financial assets

A financial asset is classified as fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss where the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with our documented risk management and investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein are recognized in profit or loss. The Company has classified cash and cash equivalents and short-term investments as fair value through profit or loss.

Cash and cash equivalents

Cash and cash equivalents includes cash on deposit, money market funds and short-term debt instruments with maturities of less than 90 days at the time of purchase.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Derecognition

A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

Equity

Common shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

Depreciation

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis

Computer equipment	Straight-line over 4 years
Office equipment	Diminishing balance at 20%
Scientific equipment	Diminishing balance at 20%
Leasehold improvements	Straight-line over lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No development costs have been capitalized to date.

Research and development expenses includes all direct and indirect operating expenses supporting the products in development.

Intangible assets

Intangible assets that are acquired separately (acquired technology) and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technology acquired in the June 30, 2010 Sanomune Inc. acquisition is available for use is estimated at three years which reflects management's intent about commercializing the assets.

Patents are amortized on a straight-line basis over the shorter of their legal or estimated economic life. The cost of servicing the Company’s patents are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

(f)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in net profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. No provisions have been recognized.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, including deferred share units and stock options, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted, have their fair values remeasured each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options, warrants and deferred share units, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options, warrants and deferred share units were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The inclusion of the Company's stock options, warrants and deferred share units in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

(l)	New standards and interpretations not yet effective

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretation Committee that are mandatory for annual periods beginning after January 1, 2013 or later periods. Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below. The remaining pronouncements are being assessed to determine their impact on the Company's results and financial position.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 (2010) reflects the first phase of the IASBs work on the replacement of IAS 39, Financial instruments: Recognition and Measurement and deals with the classification and measurement of financial assets and financial liabilities. This standard establishes two primary measurement categories for financial assets, amortized cost and fair value, and eliminates the existing categories of held to maturity, available for sale, and loans and receivables. The new classification will depend on the entity’s business model and the contractual cash flow characteristics of the financial asset.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the 1 January 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. Canadian reporting entities cannot early adopt IFRS 9 (2013) until it has been approved by the Canadian Accounting Standards Board. The Company does not intend to adopt IFRS 9 (2010) or IFRS 9 (2013) in its financial statements for the annual period beginning on January 1, 2014.

The Company does not currently expect IFRS 9 (2010) to have a material impact on the financial statements. The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it currently holds.

IFRS 10 Consolidated Financial Statements

This amendment provides a single model to be applied in the control analysis for all investees. The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures. The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013 and does not expect IFRS 13 to have a material impact on its financial statements.

Annual Improvements to IFRS (2010 – 2012) and (2011-2013) cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. The IASB uses the annual improvements process to make non-urgent but necessary amendments to IFRS. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014; earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply.

The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

4.	Amounts receivable

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Other receivables	2,752	6,781	126,107
Taxes receivable	17,653	44,667	94,880
	20,405	51,448	220,987

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

5.	Property and equipment

	Computer and	Scientific	Leasehold
	office equipment	equipment	improvements	Total
	$	$	$	$

Cost
Balance, January 1, 2010	11,254	78,695	101,512	191,461
Additions	7,372	-	-	7,372
Disposals	(1,712)	(78,695)	(101,512)	(181,919)
Balance, December 31, 2010	16,914	-	-	16,914
Additions	1,607	-	-	1,607
Balance, December 31, 2011	18,521	-	-	18,521
Additions	3,762	-	-	3,762
Balance, December 31, 2012	22,283	-	-	22,283
Accumulated depreciation
Balance, January 1, 2010	6,841	46,936	45,680	99,457
Depreciation	2,309	6,352	5,583	14,244
Disposals and impairments	(1,124)	(53,288)	(51,263)	(105,675)
Balance, December 31, 2010	8,026	-	-	8,026
Depreciation	2,858	-	-	2,858
Balance, December 31, 2011	10,884	-	-	10,884
Depreciation	4,839	-	-	4,839
Balance, December 31, 2012	15,723	-	-	15,723
Net carrying amounts
December 31, 2010	8,888	-	-	8,888
December 31, 2011	7,637	-	-	7,637
December 31, 2012	6,560	-	-	6,560

In 2010, the Company terminated its laboratory facility lease and recognized impairment losses on the remaining net carrying amounts of the laboratory leasehold improvements and the scientific equipment.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

6.	Intangible assets

	Acquired
	technology	Patents	Total
	$	$	$

Cost
Balance, January 1, 2010	-	495,363	495,363
Additions	7,046,496	50,401	7,096,897
Disposals and impairments	-	(469,950)	(469,950)
Balance, December 31, 2010	7,046,496	75,814	7,122,310
Additions	-	79,369	79,369
Balance, December 31, 2011	7,046,496	155,183	7,201,679
Additions	-	59,282	59,282
Balance, December 31, 2012	7,046,496	214,465	7,260,961
Accumulated amortization
Balance, January 1, 2010	-	10,565	10,565
Amortization	1,174,416	9,347	1,183,763
Balance, December 31, 2010	1,174,416	19,912	1,194,328
Amortization	2,348,832	-	2,348,832
Balance, December 31, 2011	3,523,248	19,912	3,543,160
Amortization	2,348,832	-	2,348,832
Balance, December 31, 2012	5,872,080	19,912	5,891,992
Net carrying amounts
December 31, 2010	5,872,080	55,902	5,927,982
December 31, 2011	3,523,248	135,271	3,658,519
December 31, 2012	1,174,416	194,553	1,368,969

On June 30, 2010, the Company acquired Sanomune Inc., including its intellectual property with a fair value of $7,046,496 (note 15).

As part of the ongoing review of the Company’s portfolio of intellectual property, an impairment loss was recognized on patents and technology licenses of $nil (2011 - $nil; 2010 - $469,950). The write-down recognized certain applications no longer being pursued and certain patents under license with limited or no benefit within the Company’s development plans which were voluntarily returned to the originator, and consequently determined to have no future value.

7.	Accounts payable and accrued liabilities

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Trade and other payables	1,185,558	142,037	57,976
Accrued liabilities	329,658	139,679	315,823
Due to related parties (note 14)	59,037	90,505	180,390
	1,574,253	372,221	554,189

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

8.	Share capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company's annual general meeting.

In connection with the acquisition of Sanomune on June 30, 2010 (note 15), 1,640,916 common shares were placed in escrow for a period of three years to be released in six semi-annual instalments. As at December 31, 2012, 273,486 (December 31, 2011, 820,458; December 31, 2010, 1,367,430) common shares remain in escrow.

(b)	Common shares issued – for the year ended December 31, 2012

On May 8, 2012, the Company completed an incentive program to encourage the early exercise of the $1.50 warrants that were previously issued in connection with DiaMedica’s short form prospectus offering in July, 2011 (the “Original Warrants”). DiaMedica amended the terms of the Original Warrants to enable the holders thereof to receive a Unit in lieu of a common share of DiaMedica on the exercise of their Original Warrants prior to the May 8, 2012 incentive expiry date. Each Unit consisted of one common share in the capital stock of DiaMedica and one-half of one warrant (each whole warrant, a “New Warrant”). Each New Warrant entitled the holder thereof to acquire a common share in DiaMedica at a price of $2.50 per share for 24 months following the date of issue of the Unit. On May 8, 2012, 2,111,200 common shares were issued on the exercise of $1.50 warrants for gross proceeds of $3,166,800 ($3,150,781 net of issuance costs) under the incentive program, and accordingly, 1,055,600 New Warrants, with a total grant date fair value of $277,000, were issued with an exercise price of $2.50. Assumptions used in an option pricing model to determine the value of the New Warrants were: dividend yield 0%; risk-free interest rate 1.2%; expected volatility 74%; and expected life of 2 years.

In the event the volume-weighted average trading price of DiaMedica’s common shares exceeds $3.00 per share for a period of 10 consecutive trading days, DiaMedica may, at its option, accelerate the New Warrant Expiry Date by delivery of notice to the holders of New Warrants and issuing a press release announcing such acceleration and, in such case, the New Warrant Expiry Date shall be deemed to be the 30th day following the later of: (i) the date on which the Warrant Acceleration Notice is sent to Warrant holders; and (ii) the date of issuance of the Warrant Acceleration Press Release.

On August 3, 2012, the ten-day volume-weighted average trading price of DiaMedica common shares exceeded $2.00 per common share and the Company provided notice to the $1.50 Original Warrant holders that the expiry date of these warrants had been accelerated to September 7, 2012. In the third quarter, 1,189,300 warrants were exercised for gross proceeds of $1,706,324 and the remaining 115,000 warrants expired.

During the year ended December 31, 2012, 273,000 common shares were issued on the exercise of stock options for gross proceeds of $281,400.

Common shares issued – for the year ended December 31, 2011

On July 22, 2011, the Company completed a prospectus offering of 3,105,000 Units at a price of $1.25 per Unit, for aggregate gross proceeds to the Company of $3,881,250 ($3,178,383 net of issuance costs). Each Unit consisted of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitled the holder to purchase one common share at a price of $1.50 at any time prior to expiry on July 22, 2013. The Warrant expiry date could be accelerated at the option of the Company, in the event that the volume-weighted average trading price of the Company’s common shares exceeds $2.00 per common share for any 10 consecutive trading days. In connection with the financing, the Company issued 310,500 Compensation Warrants having an aggregate fair value of $65,205 estimated using an option pricing model. Each Compensation Warrant entitles the holder to acquire one common share at an exercise price of $1.25 prior to expiry on July 22, 2012.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

8.	Share capital (continued)

The $1.25 unit issue price was allocated to common shares in the amount of $0.99 per share and the Warrants were allocated a price of $0.26 per Warrant. The costs of the issue were allocated on a pro rata basis to the common shares and Warrants. Accordingly, $2,517,279 was allocated to common shares and $661,104 to Warrants, net of issue costs. Assumptions used to determine the value of the Warrants and the Compensation Warrants were: dividend yield 0%; risk-free interest rate 1.5%; expected volatility 89% and 76%, respectively; and average expected life of 24 and 12 months, respectively.

During the year ended December 31, 2011, 540,000 common shares were issued on the exercise of warrants for gross proceeds of $216,000.

Common shares issued – for the year ended December 31, 2010

On June 30, 2010, the Company completed a prospectus offering of 5,650,000 Units at a price of $0.40 per Unit, for aggregate gross proceeds to the Company of $2,260,000 ($1,673,677 net of issuance costs). Each Unit consisted of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.50 at any time prior to expiry on June 30, 2012. The Warrant expiry date can be accelerated at the option of the Company, in the event that the volume-weighted average trading price of the Company’s common shares exceeds $0.75 per common share for any 10 consecutive trading days. In connection with the financing, the Company issued 565,000 Compensation Warrants having an aggregate fair value of $114,143 estimated using the Black-Scholes option pricing model. Each Compensation Warrant entitles the holder to acquire one common share at an exercise price of $0.40 prior to expiry on June 30, 2011.

The allocation of the $0.40 common share unit issue price to the common shares and Warrants was based on the relative fair values of the common shares and the Warrants. The fair value of the Warrant was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.26 per share and the Warrants were allocated a price of $0.14 per Warrant. The costs of the issue were allocated on a pro rata basis to the common shares and Warrants. Accordingly, $1,087,890 was allocated to common shares and $585,787 to Warrants, net of issue costs. Assumptions used to determine the value of the Warrants and the Compensation Warrants were: dividend yield 0%; risk-free interest rate 1.4%; expected volatility 120% and 124%, respectively; and average expected life of 24 and 12 months, respectively.

In November, 2010, the ten-day volume-weighted average trading price of DiaMedica common shares exceeded $0.75 per common share and the Company provided notice to the warrant holders of the 5,650,000 Warrants that the expiry date had been accelerated to December 23, 2010. All accelerated warrants were exercised for gross proceeds of $2,825,000.

On June 30, 2010, the Company completed a definitive share exchange agreement with all of the shareholders of Sanomune whereby DiaMedica acquired all of the issued and outstanding shares of Sanomune Inc. (see note 15).

(c)	Weighted average number of shares

The weighted average number of shares for the year ended December 31, 2012 was 48,916,986 (2011- 45,139,117; 2010 - 28,637,438). The Company has not adjusted its weighted average number of shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options, warrants or deferred share units would be anti-dilutive.

(d)	Shareholder rights plan

The shareholders of the Company approved the adoption of a shareholder rights plan agreement (the “Plan”) on September 22, 2011. The Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for DiaMedica, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their Common Shares. The Plan will expire at the close of the Company's annual meeting of shareholders in 2014.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

8.	Share capital (continued)

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Common Shares without complying with the "Permitted Bid" provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The issuance of Common Shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

(e)	Deferred Share Units Plan

The shareholders of the Company approved the adoption of a deferred share units plan (the “DSU Plan”) on September 22, 2011 reserving for issuance up to 2,000,000 common shares under the DSU Plan. The purpose of the DSU Plan is to provide an alternative form of compensation for directors’ fees and annual and special bonuses payable to senior officers and directors of the Corporation. A total of 74,556 units were issued for the year ended December 31, 2012 (2011 – 0; 2010 – 0) in the amount of $128,549 (2011 - $0; 2010 - $0). The DSU Plan is equity-settled and the fair value of units granted, which vest upon issuance, is included in share-based compensation expense.

(f)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. 7,000,000 common shares were reserved for issuance under the plan. Options granted vest at various rates and have terms of up to 10 years.

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2012		2011		2010

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	Options	price	Options	price	Options	price

Balance, beginning of period	3,860,000	$0.87	3,040,208	$0.77	1,387,000	$1.13
Granted	1,045,000	1.61	1,150,000	1.17	2,195,000	0.61
Exercised	(273,000)	1.03	-	-	-	-
Forfeited	(96,500)	0.65	(7,500)	0.42	(2,292)	0.42
Expired/ cancelled	(208,000)	1.43	(322,708)	1.01	(539,500)	1.08

Balance, end of period	4,327,500	1.01	3,860,000	0.87	3,040,208	0.77

Options exercisable, end of period	2,460,418	0.85	1,827,499	0.87	1,183,541	0.98

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

8.	Share capital (continued)

For the year ended December 31, 2012, the fair value of 50,000 (2011 - 320,000; 2010 – 210,000) options granted to non-employees for services was determined with reference to the fair value of the equity instruments granted as the fair value of the services is not reliably measurable. The weighted average grant date fair value of these options was $0.99 (2011 - $0.76; 2010 - $0.36) .

The contributed surplus balance represents accumulated share-based compensation expenses and the fair value of warrants that have expired.

The following table reflects stock options outstanding at December 31, 2012:

	Stock options outstanding			Stock options exercisable
		Weighted average
Range of	Number	remaining	Weighted average	Exercisable	Weighted average
exercise prices	outstanding	contractual life	exercise price	number	exercise price

$0.42 - $0.50	460,000	2.5 years	$0.42	426,668	$0.42
$0.51 - $1.00	1,672,500	2.5 years	$0.70	1,222,501	$0.70
$1.01 - $1.50	1,350,000	6.9 years	$1.18	608,331	$1.16
$1.51 - $1.70	845,000	8.9 years	$1.69	202,918	$1.70

	4,327,500	5.1 years	$1.01	2,460,418	$0.85

The following table reflects stock options outstanding at December 31, 2011:

	Stock options outstanding			Stock options exercisable
		Weighted average
Range of	Number	remaining	Weighted average	Exercisable	Weighted average
exercise prices	outstanding	contractual life	exercise price	number	exercise price

$0.42 - $0.50	485,000	3.5 years	$0.42	285,833	$0.42
$0.51 - $1.00	1,880,000	3.4 years	$0.71	888,332	$0.74
$1.01 - $1.48	1,495,000	5.8 years	$1.21	653,334	$1.25

	3,860,000	4.3 years	$0.87	1,827,499	$0.87

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

8.	Share capital (continued)

The following table reflects stock options outstanding at December 31, 2010:

	Stock options outstanding			Stock options exercisable
		Weighted average
Range of	Number	remaining	Weighted average	Exercisable	Weighted average
exercise prices	outstanding	contractual life	exercise price	number	exercise price

$0.42 - $0.50	495,208	4.5 years	$0.42	126,041	$0.42
$0.51 - $1.00	2,045,000	4.1 years	$0.70	557,500	$0.75
$1.01 - $1.48	500,000	1.5 years	$1.39	500,000	$1.39

	3,040,208	3.8 years	$0.77	1,183,541	$0.98

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011	2010

Expected option life	3.3 years	3.3 years	3.9 years
Risk free interest rate	1.2%	1.3%	1.8%
Dividend yield	nil	nil	nil
Expected volatility	87%	101%	99%

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values. The risk-free interest rate is based on the yield of a Canadian Government bond with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

During the year ended December 31, 2012, the Company issued 1,045,000 (2011 – 1,150,000; 2010 - 2,195,000) stock options with a fair value of $967,389 (2011 – $908,172; 2010 - $912,340). The weighted average grant-date fair value of the stock options granted during the year ended December 31, 2012 was $0.93 (2011 - $0.79; 2010 - $0.42) .

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

9.	Income taxes

The Company recognized no income taxes in the statements of loss and comprehensive loss, as it has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets:

As at December 31, 2012, 2011 and 2010, deferred tax assets have not been recognized with respect to the following items:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Non-capital losses carried forward	4,922,307	3,443,154	2,388,211
Research and development expenditures	924,831	724,012	648,189
Share issue costs	159,567	233,092	185,713
Property and equipment	685	52,237	13,476
	6,007,390	4,452,495	3,235,589

(b)	Deferred tax liabilities:

As at December 31, 2012, 2011 and 2010, deferred tax liabilities were as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Intangible assets and other	115,282	861,579	1,477,842

The deferred tax liability was not recorded as there are sufficient deductible temporary differences which are available to reverse in the same period as the taxable temporary differences.

(c)

As at December 31, 2012, the company has available research and development expenditures for income tax purposes of approximately $4,080,000 (2011 - $3,020,000; 2010 - $2,639,000), which may be carried forward indefinitely to reduce future years’ taxable income.

(d)

As at December 31, 2012, the company has non-capital income tax loss carry-forwards of approximately $18,231,000 (2011 - $12,752,000; 2010 - $7,213,000), available to reduce future years’ taxable income with expiry dates ranging from 2014 to 2032.

(e)

As at December 31, 2012, the company has approximately $655,000 (2011 - $339,000; 2010 - $238,000) of non-refundable Federal investment tax credits available to offset future income taxes with expiry dates ranging from 2020 to 2032.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

9.	Income taxes (continued)

(f)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the period to the income tax recovery is as follows:

	2012	2011	2010

Statutory income tax rate	27.0%	28.5%	30.0%

Income tax recovery based on statutory rate	$(2,699,903)	$(1,922,871)	$(1,274,844)
Rate difference between current and future taxes	-	88,400	101,100
Stock-based compensation	278,966	242,300	83,154
Acquisition expenses	-	-	120,100
Scientific research and experimental development	144,585	27,200	62,200
Share issue costs	(7,040)	(172,200)	(127,500)
Expiry of losses	-	-	356,600
Losses acquired	-	-	(440,600)
Intangible assets acquired	-	-	1,902,600
Other	(17,800)	(95,998)	(67,993)
Change in unrecognized temporary difference	2,301,192	1,833,169	(714,817)

Income tax recovery	$-	$-	$-

10.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2012	2011	2010
	$	$	$

Research and development programs, excluding the below	5,180,887	2,375,471	1,023,081
Salaries, fees and short-term benefits	688,492	720,886	378,562
Share-based compensation	668,164	418,394	40,785
Depreciation of property and equipment	4,839	2,858	14,244
Amortization of intangible assets	2,348,832	2,348,832	1,653,713
Impairment loss on property and equipment	-	-	76,244
Government assistance	(16,456)	(63,229)	(370,394)
	8,874,758	5,803,212	2,816,235

Quarterly research and development expenses may vary due to the timing of costs for manufacturing, initiating and completing pre-clinical and clinical trials, granting of stock options, and recognizing government assistance.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

11.	General and Administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2012	2011	2010
	$	$	$

General and administrative, excluding the below	693,196	335,168	500,613
Salaries, fees and short-term benefits	110,668	216,552	273,016
Share-based compensation	358,572	431,672	236,264
	1,162,436	983,392	1,009,893

12.	Finance costs

Finance costs for the years ended December 31 were as follows:

	2012	2011	2010
	$	$	$

Bank charges	2,701	3,969	441
Net foreign currency loss	565	8,863	27,178
	3,266	12,832	27,619

13.	Commitments and contingencies

As at December 31, 2012 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $771,000 over the next 12 months, $156,000 from 12 to 24 months, $100,000 from 24-36 months and $20,000 each year thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

14.	Related parties

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Vice President, Research and the Vice President, Finance.

Compensation for key management personnel of the Company for the years ended December 31 were as follows:

	2012	2011	2010
	$	$	$

Salaries, fees and short-term benefits	614,004	687,467	415,237
Share-based compensation	742,201	551,547	183,776
Total personnel expenses	1,356,205	1,239,014	599,013

Executive officers and directors participate in the stock option plan and certain officers participate in the Company’s health plan. Directors receive annual and meeting fees for their services. As at December 31, 2012, the key management personnel control approximately 2% of the voting shares of the Company (2011 – 1.9%; 2010 – 1.6%) ..

During the year ended December 31, 2012, the Company incurred $nil (2011 - $169,642; 2010 - $270,183) in expenses for manufacturing services to a supplier that was formerly related to a director of the Company.

Amounts due to related parties (note 7), including amounts due to key management personnel, at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

15.	Acquisition of Sanomune

On June 30, 2010, the Company acquired all issued and outstanding shares of Sanomune Inc. (“Sanomune”), a privately-held biopharmaceutical company developing treatments for neurological, autoimmune and other indications. DiaMedica acquired Sanomune to strategically connect the common base technologies of the two companies.

The Company applied the acquisition method of accounting for the business combination. The purchase price, determined by the fair value of the consideration given at the date of the acquisition, and the fair value of the identifiable assets acquired and the liabilities assumed on the date of the acquisition was as follows:

Fair value of consideration paid:
12,806,377 common shares of the Company	$6,787,380

Assets acquired:
Cash	$149
Acquired technology	7,046,496
7,046,645
Liabilities assumed:
Accounts payable and accrued liabilities	(259,265)

Net identifiable assets acquired	$6,787,380

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

DiaMedica issued 0.517 common shares for each of the 3,751,463 common shares and 20,998,317 preference shares of Sanomune for a total issuance of 12,806,377 DiaMedica common shares. Post-closing, Sanomune shareholders held approximately 40% of the issued and outstanding DiaMedica common shares, and Sanomune became a wholly-owned subsidiary of DiaMedica. The fair value of the common shares issued was based on the closing share price of the Company at June 30, 2010 of $0.53 per common share. Acquisition costs for Sanomune expensed in the year ended December 31, 2010 were $400,264.

From the date of the acquisition to December 31, 2010, Sanomune contributed revenue of $nil and a loss of $1,214,513. If the acquisition had occurred on January 1, 2010, management estimates that consolidated revenue would have been $nil, and consolidated loss for the year ended December 31, 2010 would have been $5,485,618. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2010.

The Sanomune acquisition fell within the definition of a related party transaction, within the meaning of Multilateral Instrument 61-101, as, at the date that the Sanomune Acquisition was agreed to, certain parties to the transaction were related parties of the Company and Sanomune.

16.	Operating segment

The Company has a single operating segment, the discovery and development of drugs for the treatment of diabetes and related diseases. During 2012, most of the Company’s operations and employees were relocated to the United States, while the intangible assets continue to reside in Canada.

17.	Management of capital

The Company defines its capital as capital stock, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the conversion of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. There has been no change to the capital management strategy during the year.

The Company is not exposed to any externally imposed capital requirements.

18.	Financial instruments

Fair value

Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Financial instruments of the Company consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. As at December 31, 2012, there were no significant differences between the carrying values of these amounts and their estimated fair values due to their short-term nature. The Company has classified its cash and cash equivalents as Level 1 as fair values are determined by quoted prices of identical assets in active markets.

Risk

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The audit committee of the board is responsible to review the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash and cash equivalents are on deposit with a credit union and guaranteed by the Credit Union Deposit Guarantee Corporation of Manitoba in Canada, and in bank accounts in the United States. Amounts receivable are primarily comprised of amounts due from the Federal government.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external sources of capital to support its operations. Once funds have been raised, usually through equity offerings, the Company manages its liquidity risk by investing in cash and cash equivalents to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents are highly liquid holdings in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible.

(ii)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at December 31, 2012 the Company held US dollar cash and cash equivalents in the amount of US$1,065,141 and had US dollar denominated accounts payable in the amount of US$1,163,590. Therefore a 1% change in the foreign exchange rate would have had a net impact on the consolidated financial statements of $984.

US dollars expenses for the year ended December 31, 2012 were approximately $2,850,000. Varying the US exchange rate for the year to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $28,500 assuming that all other variables remained constant.

19.	Events after the statement of financial position date

(a)

On March 22, 2013, the Company completed a prospectus offering of 5,111,175 units at a price of $0.90 per unit, for aggregate gross proceeds to the Company of $4,600,058 ($3,949,127 net of issuance costs). Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on March 22, 2016. The warrant expiry date can be accelerated at the option of the Company, in the event that the volume-weighted average trading price of the Company’s common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, the Company issued 357,782 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on March 22, 2014.

The $0.90 unit issue price was allocated to common shares in the amount of $0.79 per common share and the unit warrants were allocated a price of $0.11 per half-warrant. The costs of the issue were allocated on a pro rata basis to the common shares and unit warrants. Accordingly, $3,466,456 was allocated to common shares and $482,671 to the unit warrants, net of issue costs. Assumptions used to determine the value of the unit warrants were: dividend yield 0%; risk-free interest rate 1.1%; expected volatility 69%; and average expected life of 36 months. Assumptions used to determine the value of the compensation warrants were: dividend yield 0%; risk-free interest rate 1.0%; expected volatility 63%, respectively; and average expected life of 12 months.

DIAMEDICA INC.

Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010
Amounts in Canadian Dollars

(b)

Subsequent to December 31, 2012, 96,042 common shares were issued on the exercise of stock options for gross proceeds of $63,750 and 24,025 common shares were issued on the exercise of warrants for gross proceeds of $23,442. Subsequent to December 31, 2012, 948,000 stock options were granted with an average exercise price of $1.05.

(c)

Effective on July 9, 2013, the Company amended the exercise price of the 1,055,600 outstanding warrants that were issued in May 2012 in connection with an earlier exercise incentive program from an exercise price of $2.50 to an exercise price of $1.60.

(d)

On December 16, 2013 the shareholders of the Company passed a special resolution that the Articles of the Company may be amended to consolidate all of the issued and outstanding common shares on the basis of a ratio of one (1) post- consolidation common share for each (2) two to (5) five outstanding pre-consolidation Common Shares, with such ratio and such amendment to be determined by the board of directors in its sole discretion. As at the issue date of these financial statements, no share consolidation has been implemented.

(e)

On December 23, 2013, the Company completed a prospectus offering of 2,888,910 units at a price of $0.90 per unit, for aggregate gross proceeds to the Company of $2,600,019. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on December 23, 2015. The warrant expiry date can be accelerated at the option of the Company, in the event that the volume-weighted average trading price of the Company’s common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, the Company issued 173,335 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on December 23, 2014.

(f)

On January 3, 2014, the Company completed a non-brokered private placement of 154,500 units at a price of $0.90 per unit, for aggregate gross proceeds to the Company of $139,050. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on December 23, 2015. The warrant expiry date can be accelerated at the option of the Company, in the event that the volume-weighted average trading price of the Company’s common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, the Company issued 9,270 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $1.10 for one year from the date of issuance.

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2013

(UNAUDITED)

DIAMEDICA INC.
Condensed Consolidated Interim Statements of Financial Position
Amounts in Canadian Dollars
(Unaudited)

		As at	As at
	Note	September 30, 2013	December 31, 2012
		$	$

ASSETS
Current
Cash and cash equivalents		1,098,643	2,327,650
Amounts receivable	4	25,235	20,405
Prepaid expenses		104,018	103,726
Total current assets		1,227,896	2,451,781
Property and equipment	5	19,683	6,560
Intangible assets	6	283,910	1,368,969
Total non-current assets		303,593	1,375,529
Total assets		1,531,489	3,827,310
LIABILITIES
Current
Accounts payable and accrued liabilities	7	993,202	1,574,253
Total liabilities		993,202	1,574,253
EQUITY
Share capital	8	33,693,763	30,119,600
Warrants	8	886,524	277,000
Contributed surplus	8	3,998,202	3,488,991
Deficit		(38,040,202)	(31,632,534)
Total equity		538,287	2,253,057
Total liabilities and equity		1,531,489	3,827,310

Going concern (note 2(b))

Approved by the Board and authorized for issue on November 28, 2013:

(signed) Dawson Reimer, Director	(signed) Thomas Wellner, Director

See accompanying notes to the condensed consolidated interim financial statements

DIAMEDICA INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars
(Unaudited)

		Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	Note	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		$	$	$	$

EXPENSES
Research and development	10,11	1,204,034	2,252,916	5,655,611	5,964,284
General and administrative	10,11	148,860	298,329	762,483	1,006,332
		1,352,894	2,551,245	6,418,094	6,970,616

Finance income	12	(4,738)	(14,005)	(17,430)	(35,558)
Finance costs	12	9,642	442	7,004	24,113
		4,904	(13,563)	(10,426)	(11,445)
Net loss and comprehensive loss for the period		1,357,798	2,537,682	6,407,668	6,959,171

Basic and diluted loss per common share		(0.02)	(0.05)	(0.12)	(0.14)

See accompanying notes to the condensed consolidated interim financial statements

DIAMEDICA INC.
Condensed Consolidated Interim Statements of Changes in Equity
Amounts in Canadian Dollars
(Unaudited)

	Share capital		Warrants		Contributed
	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	$	$	$
	(note 8)		(note 8)	(note 8)

Balance, December 31, 2012	50,534,443	30,119,600	1,055,600	277,000	3,488,991	(31,632,534)	2,253,057
Net loss and comprehensive loss for the period	-	-	-	-	-	(6,407,668)	(6,407,668)
Transactions with owners of the Company, recognized directly in equity
Units issued, net of issue costs	5,111,175	3,466,456	2,555,587	482,671	-	-	3,949,127
Compensation warrants issued	-	-	357,782	71,556	-	-	71,556
Shares issued on exercise of stock options	71,042	79,562	-	-	(33,312)	-	46,250
Warrant repricing	-	-	-	60,000	(60,000)	-	-
Shares issued on exercise of warrants	24,025	28,145	(24,025)	(4,703)	-	-	23,442
Share-based compensation	-	-	-	-	602,523	-	602,523
Total transactions with owners of the Company	5,206,242	3,574,163	2,889,344	609,524	509,211	-	4,692,898
Balance, September 30, 2013	55,740,685	33,693,763	3,944,944	886,524	3,998,202	(38,040,202)	538,287

	Share capital		Warrants		Contributed
	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, December 31, 2011	46,960,943	24,391,827	3,415,500	726,309	2,602,214	(21,632,894)	6,087,456
Net loss and comprehensive loss for the period	-	-	-	-	-	(6,959,171)	(6,959,171)
Transactions with owners of the Company, recognized directly in equity
Shares issued on exercise of warrants, net of issue costs	3,300,500	5,281,929	(2,244,900)	(424,824)	-	-	4,857,105
Shares issued on exercise of stock options	273,000	445,844	-	-	(164,444)	-	281,400
Warrants expired	-	-	(115,000)	(24,485)	24,485	-	-
Share-based compensation	-	-	-	-	799,055	-	799,055
Total transactions with owners of the Company	3,573,500	5,727,773	(2,359,900)	(449,309)	659,096	-	5,937,560
Balance, September 30, 2012	50,534,443	30,119,600	1,055,600	277,000	3,261,310	(28,592,065)	5,065,845

See accompanying notes to the condensed consolidated interim financial statements

DIAMEDICA INC.
Condensed Consolidated Interim Statements of Cash Flows
Amounts in Canadian Dollars
(Unaudited)

		Nine months ended	Nine months ended
	Note	September 30, 2013	September 30, 2012
		$	$

OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		(6,407,668)	(6,959,171)
Adjustments for items not affecting cash
Share-based compensation		602,523	799,055
Depreciation of property and equipment	5	3,720	2,222
Amortization of intangible assets	6	1,174,416	1,761,624
		(4,627,009)	(4,396,270)
Changes in non-cash working capital items
Amounts receivable		(4,830)	31,530
Prepaid expenses		(292)	(46,582)
Accounts payable and accrued liabilities		(581,051)	435,084

Cash used in operating activities		(5,213,182)	(3,976,238)

FINANCING ACTIVITIES
Units issued, net of cash issue costs	8	4,020,683	-
Issue of common shares on exercise of warrants	8	23,442	4,857,105
Issue of common shares on exercise of stock options	8	46,250	281,400

Cash provided by financing activities		4,090,375	5,138,505

INVESTING ACTIVITIES
Acquisition of property and equipment	5	(16,843)	(1,315)
Acquisition of patents pending	6	(89,357)	(44,506)

Cash used in investing activities		(106,200)	(45,821)
Net increase (decrease) in cash and cash equivalents
during the period		(1,229,007)	1,116,446
Cash and cash equivalents, beginning of the period		2,327,650	2,707,663

Cash and cash equivalents, end of period		1,098,643	3,824,109

Cash and cash equivalents are comprised of
Cash in bank		1,098,643	3,824,109

Supplemental cash flow information
Incentive warrants issued May 8, 2012 (Note 8)		-	277,000
Common share purchase warrants issued as agents consideration (Note 8)		71,556	-

See accompanying notes to the condensed consolidated interim financial statements

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

1.	Corporate information

DiaMedica Inc. (the “Company” or “DiaMedica”) is a development stage biopharmaceutical company engaged in the discovery and development of drugs for the treatment of diabetes and related diseases.

The Company is a listed company incorporated under the Corporations Act (Manitoba) and domiciled in Manitoba, Canada whose shares are publicly traded on the TSX Venture Exchange. The Company’s registered office is at 1700 – 360 Main Street, Winnipeg, Manitoba R3C 3Z3.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared in compliance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting. The notes presented in these consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements.

The policies applied in these consolidated financial statements are based on IFRS issued and in effect as of November 28, 2013, the date the Board of Directors approved the statements. Any subsequent changes to IFRS or their interpretation, that are given effect in the company’s annual consolidated financial statements for the year ending December 31, 2013 could result in restatement of these interim consolidated financial statements.

(b)	Basis of measurement and going concern

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

These consolidated financial statements have been prepared using IFRS that are applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation, the Company will require ongoing funding in order to continue its research and development activities, and it has not reached successful commercialization of its products.

The Company's future operations are dependent upon its ability to generate product revenues, negotiate license agreements with partners, and secure additional funds. There can be no assurance that the Company will be successful in commercializing its products, entering into strategic agreements with partners, or raising additional capital on favourable terms or at all. There is also no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern. The Company believes it has sufficient resources available to support the Company's activities into the fourth quarter of 2013. The Company has advanced in seeking new funding from equity financings and/or licensing arrangements with development partners, however, there is no assurance that these funding initiatives will be successful.

These consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption was not appropriate. Such adjustments could be material.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

We have applied significant judgments, estimates and assumptions to the measurement and timing of period of use of intangible assets, and to valuing our share-based compensation and warrants as follows:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

Measurement, period of use and potential impairment of intangible assets

Management reviews objective evidence each reporting period to assess whether there are indications of impairment of the intangible assets and make judgments about their period of use. These determinations and their individual assumptions require that management make a decision based on the best and most reliable information available at each reporting period.

3.	Significant accounting policies

The Company's principal accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012 and have been applied consistently to all periods presented in these consolidated financial statements, except as noted below. These statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012.

New standards and interpretations adopted

IFRS 10 Consolidated Financial Statements

This amendment provides a single model to be applied in the control analysis for all investees. The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures. The Company adopted IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. The Company adopted IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the financial statements.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

Annual Improvements to IFRSs 2009-2011 Cycle – various standards

In May 2012, the IASB published Annual Improvements to IFRSs – 2009-2011 Cycle as part of its annual improvements process to make non-urgent but necessary amendments to IFRS. These amendments are effective for annual periods beginning on or after January 1, 2013 with retrospective application. The Company adopted the amendments to the standards in its financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the financial statements.

New standards and interpretations not yet effective

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 (2010) reflects the first phase of the IASBs work on the replacement of IAS 39, Financial instruments: Recognition and Measurement and deals with the classification and measurement of financial assets and financial liabilities. This standard establishes two primary measurement categories for financial assets, amortized cost and fair value, and eliminates the existing categories of held to maturity, available for sale, and loans and receivables. The new classification will depend on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Company does not currently expect IFRS 9 (2010) to have a material impact on the financial statements. The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it currently holds.

4.	Amounts receivable

	September 30,	December 31,
	2013	2012
	$	$
Other receivables	2,445	2,752
Taxes and tax credits receivable	22,790	17,653
	25,235	20,405

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

5.	Property and equipment

Computer and
office equipment
$

Cost
Balance, December 31, 2011	18,521
Additions	3,762
Balance, December 31, 2012	22,283
Additions	16,843
Balance, September 30, 2013	39,126
Accumulated depreciation
Balance, December 31, 2011	10,884
Depreciation	4,839
Balance, December 31, 2012	15,723
Depreciation	3,720
Balance, September 30, 2013	19,443
Net carrying amounts
December 31, 2012	6,560
September 30, 2013	19,683

6.	Intangible assets

	Acquired
	technology	Patents	Total
	$	$	$

Cost
Balance, December 31, 2011	7,046,496	155,183	7,201,679
Additions	-	59,282	59,282
Balance, December 31, 2012	7,046,496	214,465	7,260,961
Additions	-	89,357	89,357
Balance, September 30, 2013	7,046,496	303,822	7,350,318
Accumulated amortization
Balance, December 31, 2011	3,523,248	19,912	3,543,160
Amortization	2,348,832	-	2,348,832
Balance, December 31, 2012	5,872,080	19,912	5,891,992
Amortization	1,174,416	-	1,174,416
Balance, September 30, 2013	7,046,496	19,912	7,066,408
Net carrying amounts
December 31, 2012	1,174,416	194,553	1,368,969
September 30, 2013	-	283,910	283,910

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

7.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2013	2012
	$	$

Trade and other payables	328,267	1,185,558
Accrued liabilities	489,725	329,658
Due to related parties	175,210	59,037
	993,202	1,574,253

8.	Share capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company's annual general meeting.

In connection with the acquisition of Sanomune on June 30, 2010, 1,640,916 common shares were placed in escrow for a period of three years to be released in six semi-annual instalments. As at September 30, 2013, all common shares have been released from escrow.

(b)	Common shares issued – for the nine months ended September 30, 2013

On March 22, 2013, the Company completed a prospectus offering of 5,111,175 units at a price of $0.90 per unit, for aggregate gross proceeds to the Company of $4,600,058 ($3,949,127 net of issuance costs). Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.10 at any time prior to expiry on March 22, 2016. The warrant expiry date can be accelerated at the option of the Company, in the event that the volume-weighted average trading price of the Company’s common shares exceeds $1.60 per common share for any 10 consecutive trading days. In connection with the financing, the Company issued 357,782 compensation warrants. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.90 prior to expiry on March 22, 2014.

The $0.90 unit issue price was allocated to common shares in the amount of $0.79 per common share and the unit warrants were allocated a price of $0.11 per half-warrant. The costs of the issue were allocated on a pro rata basis to the common shares and unit warrants. Accordingly, $3,466,456 was allocated to common shares and $482,671 to the unit warrants, net of issue costs. Assumptions used to determine the value of the unit warrants were: dividend yield 0%; risk-free interest rate 1.1%; expected volatility 69%; and average expected life of 36 months. Assumptions used to determine the value of the compensation warrants were: dividend yield 0%; risk-free interest rate 1.0%; expected volatility 63%, respectively; and average expected life of 12 months.

During the nine months ended September 30, 2013, 71,042 common shares were issued on the exercise of stock options for gross proceeds of $46,250 and 24,025 common shares were issued on the exercise of warrants for gross proceeds of $23,442.

Effective on July 9, 2013, the Company amended the exercise price of the 1,055,600 outstanding warrants that were issued in May 2012 in connection with an earlier exercise incentive program from an exercise price of $2.50 to an exercise price of $1.60.

Common shares issued – for the nine months ended September 30, 2012

During the nine months ended September 30, 2012, 273,000 common shares were issued on the exercise of stock options for gross proceeds of $281,400.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

8.	Share capital (continued)

On May 8, 2012, the Company completed an incentive program to encourage the early exercise of the $1.50 warrants that were previously issued in connection with DiaMedica’s short form prospectus offering in July, 2011 (the “Original Warrants”). DiaMedica amended the terms of the Original Warrants to enable the holders thereof to receive a Unit in lieu of a common share of DiaMedica on the exercise of their Original Warrants prior to the May 8, 2012 expiry date. Each Unit consisted of one common share in the capital stock of DiaMedica and one-half of one warrant (each whole warrant, a “New Warrant”). Each New Warrant entitles the holder thereof to acquire a common share in DiaMedica at a price of $2.50 per share for 24 months following the date of issue of the Unit. On May 8, 2012, 2,111,200 common shares were issued on the exercise of $1.50 warrants for gross proceeds of $3,166,800 ($3,150,781 net of cash issue costs) under the incentive program, and accordingly, 1,055,600 New Warrants, with a total grant date fair value of $277,000, were issued with an exercise price of $2.50. Assumptions used in an option pricing model to determine the value of the New Warrants were: dividend yield 0%; risk-free interest rate 1.2%; expected volatility 74%; and expected life of 2 years.

In the event the volume-weighted average trading price of DiaMedica’s common shares exceeds $3.00 per share for a period of 10 consecutive trading days, DiaMedica may, at its option, accelerate the New Warrant Expiry Date by delivery of notice to the holders of New Warrants and issuing a press release announcing such acceleration and, in such case, the New Warrant Expiry Date shall be deemed to be the 30th day following the later of: (i) the date on which the Warrant Acceleration Notice is sent to Warrant holders; and (ii) the date of issuance of the Warrant Acceleration Press Release.

On August 3, 2012, the ten-day volume-weighted average trading price of DiaMedica common shares exceeded $2.00 per common share and the Company provided notice to warrant holders that the expiry date of these warrants had been accelerated to September 7, 2012. In the third quarter, 1,189,300 warrants were exercised for gross proceeds of $1,706,324 and the remaining 115,000 warrants expired.

(c)	Weighted average number of shares

The weighted average number of shares for the three and nine months ended September 30, 2013 was 55,723,868 and 54,157,827 (2012 - 49,830,510 and 48,373,898). The Company has not adjusted its weighted average number of shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options, warrants or deferred share units would be anti-dilutive.

(d)	Shareholder rights plan

The shareholders of the Company approved the adoption of a shareholder rights plan agreement (the “Plan”) on September 22, 2011. The Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for DiaMedica, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their Common Shares. The Plan will expire at the close of the Company's annual meeting of shareholders in 2014.

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Common Shares without complying with the "Permitted Bid" provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of Common Shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

8.	Share capital (continued)

(e)	Deferred Share Units Plan

The shareholders of the Company approved the adoption of a deferred share units plan (the “DSU Plan”) on September 22, 2011 reserving for issuance up to 2,000,000 common shares under the DSU Plan. The purpose of the DSU Plan is to provide an alternative form of compensation to satisfy directors’ fees and annual and special bonuses payable to senior officers and Directors of the Corporation. No units were issued in the nine months ended September 30, 2013 (2012 – 47,435 units with a value of $80,640). A total of 74,556 units have been issued since inception of the DSU Plan. The DSU Plan is equity-settled and the fair value of units granted, which vest upon issuance, is included in share-based compensation expense.

(f)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. 7,000,000 common shares were reserved for issuance under the plan. Options granted vest at various rates and have terms of up to 10 years.

Changes in the number of options outstanding during the nine months ended September 30 were as follows:

		2013		2012

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	Options	price	Options	price

Balance, beginning of period	4,327,500	$1.01	3,860,000	$0.87
Granted	848,000	1.07	720,000	1.70
Exercised	(71,042)	0.65	(273,000)	1.03
Forfeited	(111,458)	1.40	(96,500)	0.65
Expired/ cancelled	(50,000)	1.00	(208,000)	1.43

Balance, end of period	4,943,000	1.02	4,002,500	0.98

Options exercisable, end of period	3,385,458	0.92	2,212,914	0.83

The contributed surplus balance represents accumulated share-based compensation expenses and the fair value of warrants that have expired.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

8.	Share capital (continued)

The following table reflects stock options outstanding at September 30, 2013:

	Stock options outstanding			Stock options exercisable
		Weighted average
Range of	Number	remaining	Weighted average	Exercisable	Weighted average
exercise prices	outstanding	contractual life	exercise price	number	exercise price

$0.42 - $0.50	447,500	1.8 years	$0.42	444,167	$0.42
$0.51 - $1.00	1,552,500	1.9 years	$0.69	1,443,126	$0.69
$1.01 - $1.50	2,148,000	7.6 years	$1.14	1,113,164	$1.15
$1.51 - $1.70	795,000	8.1 years	$1.69	385,001	$1.70

	4,943,000	5.3 years	$1.02	3,385,458	$0.92

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30, 2013	September 30, 2012

Expected option life	3.8 years	3.2 years
Risk free interest rate	1.6%	1.2%
Dividend yield	nil	nil
Expected volatility	77%	91%

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values. The risk-free interest rate is based on the yield of a Canadian Government bond with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on future expectations. The dividend yield is assumed to be nil since it is the present policy of the Company to retain all earnings to finance operations and future growth.

During the nine months ended September 30, 2013, the Company issued 848,000 (2012 – 720,000) stock options with a fair value of $512,172 (2012 – $725,620). The weighted average grant-date fair value of the stock options granted during the nine months ended September 30, 2013 was $0.60 (2012 - $1.01) .

9.	Income taxes

The Company recognized no income taxes in the statements of loss and comprehensive loss, as it has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

10.	Research and development

Components of research and development expenses for the three months ended September 30 were as follows:

	2013	2012
	$	$
Research and development programs, excluding the below	753,096	1,316,036
Salaries, fees and short-term benefits	319,880	215,790
Share-based compensation	150,494	133,114
Depreciation of property and equipment	1,202	768
Amortization of intangible assets	-	587,208
Government assistance	(20,638)	-
Total	1,204,034	2,252,916

Components of research and development expenses for the nine months ended September 30 were as follows:

	2013	2012
	$	$
Research and development programs, excluding the below	3,195,325	3,145,521
Salaries, fees and short-term benefits	970,947	507,880
Share-based compensation	352,479	563,493
Depreciation of property and equipment	3,720	2,222
Amortization of intangible assets	1,174,416	1,761,624
Government assistance	(41,276)	(16,456)
Total	5,655,611	5,964,284

Quarterly research and development expenses may vary due to the timing of costs for manufacturing, initiating and completing pre-clinical and clinical trials, granting of stock options, and recognizing government assistance.

11.	General and Administrative

Components of general and administrative expenses for the three months ended September 30 were as follows:

	2013	2012
	$	$
General and administrative, excluding the below	82,567	193,834
Salaries, fees and short-term benefits	16,300	29,774
Share-based compensation	49,993	74,721
Total	148,860	298,329

Components of general and administrative expenses for the nine months ended September 30 were as follows:

	2013	2012
	$	$
General and administrative, excluding the below	410,046	648,006
Salaries, fees and short-term benefits	102,393	122,764
Share-based compensation	250,044	235,562
Total	762,483	1,006,332

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

12.	Finance income and finance costs

Finance income for the three months ended September 30 was as follows:

	2013	2012
	$	$

Interest income	4,738	12,611
Net foreign currency gain	-	1,394
Finance income	4,738	14,005

Finance income for the nine months ended September 30 was as follows:

	2013	2012
	$	$

Interest income	13,967	35,558
Net foreign currency gain	3,463	-
Finance income	17,430	35,558

Finance costs for the three months ended September 30 were as follows:

	2013	2012
	$	$
Bank charges	1,231	442
Net foreign currency loss	8,411	-
Finance costs	9,642	442

Finance costs for the nine months ended September 30 were as follows:

	2013	2012
	$	$
Bank charges	7,004	976
Net foreign currency loss	-	23,137
Finance costs	7,004	24,113

13.	Commitments and contingencies

As at September 30, 2013 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $2,305,000 over the next 12 months, $97,000 from 12 to 24 months, $44,000 from 24-36 months and $20,000 each year thereafter. The Company’s largest commitment is a contract in the amount of approximately $2.5 million for the Phase I/II clinical trial of which $930,000 has been expensed to date.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

DIAMEDICA INC.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013
Amounts in Canadian Dollars
(Unaudited)

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

14.	Related parties

The key management personnel of the Company are the Directors, the President and Chief Executive Officer and the Vice Presidents.

Compensation for key management personnel of the Company for the three months ended September 30 was as follows:

	2013	2012
	$	$
Salaries, fees and short-term benefits	217,857	140,784
Share-based compensation	168,435	179,198
Total personnel expenses	386,292	319,982

Compensation for key management personnel of the Company for the nine months ended September 30 was as follows:

	2013	2012
	$	$
Salaries, fees and short-term benefits	705,854	454,753
Share-based compensation	419,699	577,567
Total personnel expenses	1,125,553	1,032,320

Executive officers and directors participate in the stock option plan and certain officers participate in the Company’s health plan. Directors receive annual and meeting fees for their services. As at September 30, 2013, the key management personnel control approximately 2% of the voting shares of the Company.

Amounts due to related parties, including amounts due to key management personnel, at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Articles of Incorporation dated January 21, 2000
1.2†	Articles of Amendment dated October 6, 200
1.3†	Articles of Amendment dated April 3, 2001
1.4†	Articles of Amendment dated March 14, 2005
1.5†	Articles of Amendment dated July 2, 2008
2.1†	Shareholder Rights Plan Agreement between DiaMedica Inc. and CIBC Mellon Trust Company dated August 25, 2011 (including the form of rights certificate)
4.1†	Employment Agreement with Rick Pauls dated January 28, 2010
4.2†	Employment Agreement with Mark Williams dated July 1, 2010
4.3†	Employment Agreement with Mark Robbins dated December 10, 2012
4.4†	Stock Option Plan
4.5†	Amended and Restated Deferred Share Unit Plan
4.6	License Agreement between Sanomune Inc. and the University of Manitoba effective October 1, 2005
4.7	Share Exchange Agreement among Sanomune shareholders, Sanomune Inc. and DiaMedica Inc. dated February 18, 2010
8.1†	List of Subsidiaries
15.1	Consent of KPMG LLP

___________________
† Previously filed.